20
25

TRIPLEFLAG
PRECIOUS METALS

ANNUAL REPORT

TABLE OF CONTENTS

LETTER FROM THE CEO

To my fellow shareholders,

Triple Flag was formed in May 2016 and we will be marking our 10th anniversary in May 2026. We will also be marking our fifth anniversary as a public company since we completed our initial public offering in May 2021. While 10 years have gone by quickly, this is sufficient time to assess long-term performance. In this letter, I'll look back at how we have done to date, as well as share some thoughts on our outlook going forward.

Triple Flag is unique in that we did not start with any endowment of assets. In 2016, we were attracted by what we believed was an asymmetric risk-reward profile that had been demonstrated by mining royalties and streams over the preceding decades. We thought that there was an opportunity to provide capital to the mining sector at a time when many other providers of capital were leaving the space.

What attracted us? It was a few things. First, it was the opportunity to gain diversified exposure to well-endowed, well-run mining properties and thereby benefit from gold and silver price appreciation, as well as mine life extensions and new discoveries. Second was the ability to do so in a way that presented a lower risk profile with high cash flow margins that reduce the need for equity issuance to finance growth. And finally, it was the opportunity to replicate the process, reinvesting the cash flows of earlier investments into new future investments, thereby driving compound growth over time.

As I look back on the past years, I am very pleased with the progress that we've made. Our year-end balance sheet shows that Triple Flag has been entrusted with $1,864,823,000 of shareholders' capital. In 2025, we generated $312,832,000 of operating cash flow, representing a trailing cash flow yield on shareholders' capital of over 16.7%. With higher precious metals prices and strong forecasted GEOs growth, I expect this yield to grow significantly in the future.

In terms of shareholder value accretion, we have paid shareholders a total of over $175 million in dividends since our IPO, and as at the time of writing, we have a market capitalization of over US$6 billion. Market values will fluctuate, but clearly, we have generated well over US$4 billion of value thus far, over and above shareholders' capital and dividends received.

I want to return to the concept of compound growth. Triple Flag's diversified portfolio is well-positioned to generate growing cash flows for decades to come. In addition to the assets that are currently generating cash flows, we also own royalties and streams on a large number of properties that are in the construction, development or exploration stages, which will generate future cash flows without any requirement for additional capital from Triple Flag. It is our management team's job to allocate these cash flows to the further benefit of shareholders.

Our capital allocation framework is simple and straightforward. First, we pay a dividend to our shareholders. We paid our first dividend following our 2021 IPO, initially at an annualized rate of 19 cents USD per share. We have increased the dividend every year since then, and the current annualized dividend rate is now 23 cents USD per share. Our cash flows have increased more quickly than our dividend. In 2022, our first full year as a public company, the dividend represented over 25% of operating cash flow. In 2025, the dividend represented just 15% of operating cash flow. It is my expectation that we will continue to progressively increase the dividend on an annual basis for the foreseeable future.

After paying the dividend, we constantly look for opportunities to redeploy our capital into further streams and royalties on attractive terms for our shareholders to drive compound growth. As I look ahead to the next 10 years, the critical factor which will determine our success will be our ability to redeploy our cash flows on attractive terms.

As I survey the mining industry, I am extremely confident that we will be successful in finding further attractive investing opportunities. The critical importance of the mining sector has become apparent not just to mining insiders, but to the mainstream media, governments and the general public. It is unfortunate for humanity that it has taken rising geopolitical tensions and kinetic wars in Ukraine and the Persian Gulf, as well as increasing non-kinetic conflict between the leading economic powers, to come to this realization. The mining sector has experienced a shortage of capital since the end of the last super-cycle approximately 15 years ago. This led to a large deficit in the development pipeline that will not be resolved quickly, but rather will take many years and meaningful amounts of capital. A new generation of mines will need to be built, which will offer Triple Flag an extraordinary opportunity to be a provider of capital on terms that are beneficial for both the mining sector and for Triple Flag's shareholders. While we have able competitors who will also be a source of the required capital, there is ultimately a relatively limited number of such competitors. The technical expertise required to successfully undertake royalty and streaming investment is a meaningful barrier to entry for additional competition. Our capital allocation decisions will always rest on a bedrock of technical due diligence from geologists, mining engineers and environmental experts, among others.

Turning to 2025, I was very pleased with both the performance of the portfolio and our success in redeploying capital for the long-term benefit of our shareholders. The portfolio generated over 113,000 GEOs, a new record and in the upper half of our guidance range, and we benefited from record gold and silver prices. This resulted in record operating cash flow of over $312 million, driving a 45% year-over-year increase in operating cash flow per share.

The development projects in the portfolio also had an exceptional year. Arcata, Koné, Eskay Creek, Era Dorada, Goldfield, South Railroad and DeLamar are all examples of assets in our portfolio that are now either ramping up or advancing rapidly toward production over the medium term. Current producing assets such as Northparkes and Beta Hunt had strong performance and advanced plans to increase production in future years. Our long-term outlook is that the current portfolio will produce between 140,000 to 150,000 GEOs in 2030, a 45% increase from forecast 2026 production at the midpoint. Beyond our 2030 outlook, our portfolio will deliver further GEOs growth from Arthur, Kemess and Hope Bay, as well as the growth initiatives at Northparkes. Notably, all of these assets are located in the tier-one mining jurisdictions of the United States, Canada and Australia, and have strong production profiles, long lives and a clear line of sight to first gold pour.

We increased our dividend during the year and we also deployed over $350 million to acquire streams and royalties on AngloGold Ashanti's Arthur project in Nevada, Sierra Sun's Arcata and Azuca assets in Peru, Pan American Silver's Minera Florida mine in Chile, Zijin Mining's Tres Quebradas mine in Argentina and Gunnison Copper's Johnson Camp Mine in Arizona. Each of these investments is located in a good mining jurisdiction, in the hands of strong operators, and represents open-ended geological upside. These are exactly the type of investments that have a demonstrated track record of generating superior returns over the course of multiple mining cycles.

Going forward, we will continue to generate shareholder value by harvesting robust portfolio cash flows, paying an increasing dividend to shareholders, and reinvesting in additional streams and royalties to drive compounding growth over time. Triple Flag is debt free and has access to over $1 billion of debt capital to fund future growth.

I'd like to close by thanking our Board members Tim Baker and Peter O'Hagan for their contributions to Triple Flag over the past five years. Tim and Peter have been directors of Triple Flag since our IPO in 2021, and are not standing for re-election at the upcoming Annual General Meeting. Both Tim and Peter have been a tremendous resource to both Triple Flag and me personally over the past five years, and I thank them for their significant contributions to Triple Flag's success.

Sheldon Vanderkooy
Chief Executive Officer
and Director

"I am extremely confident that we will be successful in finding further attractive investing opportunities."

FINANCIAL HIGHLIGHTS

"2025 marked our ninth consecutive year of record GEOs, driving 47% growth in operating cash flow, reflecting the strength of the portfolio, disciplined capital deployment and clear trajectory toward long-term growth."

Susan Allen
Director and Chair of the
Audit & Risk Committee

2025 GROWTH YEAR-OVER-YEAR

OPERATING CASH FLOW

↑ 47%

$312.8 million

REVENUE

↑ 45%

$388.7 million

REVENUE
(US$M)



GEOS
('000s)



**OPERATING CASH FLOW
AND FREE CASH FLOW[1]**
(US$M)



[1] Adjusted EBITDA, Adjusted Net Earnings, Free Cash Flow and Asset Margin are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see the "Non-IFRS Financial Performance Measures" section included in the Management's Discussion & Analysis of the Company's 2025 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.ca, and which disclosures are incorporated by reference herein.

ADJUSTED NET EARNINGS[1]
(US$M)



**NET EARNINGS AND
ADJUSTED EBITDA[1]**
(US$M)



■ Adjusted EBITDA ■ Net Earnings

**GROSS PROFIT AND
ASSET MARGIN[1]**
(%)



■ Asset Margin ■ Gross Profit Margin

[1] Adjusted EBITDA, Adjusted Net Earnings, Free Cash Flow and Asset Margin are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see the "Non-IFRS Financial Performance Measures" section included in the Management's Discussion & Analysis of the Company's 2025 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.ca, and which disclosures are incorporated by reference herein.

Hope Bay
GOLD ROYALTY

Hemlo
GOLD ROYALTY

Kensington
GOLD ROYALTY

Eskay Creek
GOLD AND SILVER
ROYALTY

Young-Davidson
GOLD ROYALTY

Florida Canyon
GOLD ROYALTY

Eagle River
GOLD ROYALTY

Arthur (Expanded Silicon)
GOLD ROYALTY

Johnson Camp Mine
COPPER STREAM
AND ROYALTY

Camino Rojo
GOLD ROYALTY

El Mochito
SILVER STREAM

La Colorada
GOLD STREAM

Buriticá
SILVER STREAM

Arcata
GOLD AND SILVER
STREAM

Cerro Lindo
SILVER STREAM

Tres Quebradas
LITHIUM ROYALTY

Minera Florida
GOLD ROYALTY

OUR ASSET PORTFOLIO

Our diversified portfolio of streams and royalties provides exposure to production from a suite of long-life mining assets, including the Northparkes copper-gold mine in Australia, the Cerro Lindo polymetallic mine in Peru, the Fosterville gold mine in Australia, the Buriticá gold mine in Colombia and the Impala Bafokeng PGM Operations in South Africa.

ASSET

2025 Revenue Breakdown

28%	Northparkes
24%	Cerro Lindo
6%	Buriticá
5%	Impala Bafokeng
37%	Other

Diversified
Revenue from

34
Assets



ATO
GOLD AND SILVER STREAM

Koné
GOLD
ROYALTY

Bonikro
GOLD STREAM

Agbaou
GOLD ROYALTY
AND STREAM

Impala Bafokeng
GOLD STREAM

Fosterville
GOLD ROYALTY

Beta Hunt
GOLD ROYALTY

Northparkes
GOLD AND SILVER
STREAM

Stawell
GOLD ROYALTY

Henty
GOLD ROYALTY

● PRODUCING ASSETS   □ DEVELOPMENT STAGE ASSETS   △ EXPLORATION STAGE ASSETS

COMMODITY

2025 Revenue Breakdown

63% ● Gold
37% ● Silver

100%
Precious Metals

GEOGRAPHY

2025 Revenue Breakdown

38% ● Latin America
38% ● Australia
12% ● North America
12% ● Rest of World

88%
**Australia and
Americas**

OUR TEAM

TRIPLE FLAG PRECIOUS METALS TEAM



SHELDON VANDERKOOY
Chief Executive Officer
and Director



JAMES DENDLE
Chief Operating Officer



EBAN BARI
Chief Financial Officer



WARREN BEIL
Vice President and
General Counsel



DAVID LEE
Vice President,
Investor Relations



ANDREW McLARTY
Vice President,
Corporate Development



STEVE BRISTO
Director, Corporate
Development & Research



MICHELLE CHAN
Director, Finance



COREY DICKER
Director, Legal



ROB GODDARD
Director, Geology



JAMES LILL
Director, Mining



MAGDA AUGUSTYNIAK
Senior Manager,
Human Resources



CHANÉ VIVIERS
Senior Manager,
Finance



DHIREN NAGRANI
Manager, Corporate
Development



ANA NIKOLOVA
Executive Assistant
and Office Manager

TRIPLE FLAG INTERNATIONAL TEAM



FRASER CUNNINGHAM
Managing Director,
Triple Flag
International Ltd.



STEVE BOTTS
Vice President,
Sustainability



JOHN CASH
Senior Advisor,
Mining Engineering



LESHAN DANIEL
Managing Director,
Finance



BOARD OF DIRECTORS



DAWN WHITTAKER
Director and Chair



SUSAN ALLEN
Director and Chair of the
Audit & Risk Committee



PETER O'HAGAN
Director and Chair of
the Compensation &
Talent Committee



TIMOTHY BAKER
Director and Chair of
the Governance &
Sustainability Committee



GEOFF BURNS
Director



MARK CICIRELLI
Director



BLAKE RHODES
Director



SHELDON VANDERKOOY
Chief Executive Officer
and Director



ELIZABETH WADEMAN
Director

FINANCIAL REPORT

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management's Discussion and Analysis (**"MD&A"**) is intended to help the reader understand Triple Flag Precious Metals Corp. (**"TF Precious Metals"**), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 18, 2026, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2025 and 2024 (the **"Annual Financial Statements"**), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (**"IFRS Accounting Standards"**). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to "US$", "$" or "dollars" are to United States dollars, references to "C$" are to Canadian dollars and references to "A$" are to Australian dollars. In this MD&A, all references to "Triple Flag", the "Company", "we", "us" or "our" refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the "Risk Factors" section of the Company's most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See "Forward-Looking Information" in this MD&A.





Management's Discussion & Analysis

TABLE OF CONTENTS

COMPANY OVERVIEW

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver, primarily from the Americas and Australia. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at February 18, 2026, our portfolio is comprised of 239 assets, consisting of 16 streams and 223 royalties.

The following charts highlight the Company's five-year performance:



ASSET COUNT[1]	
Producing	34
Development & Exploration	205
Total	**239**

[1] Asset count as at February 18, 2026.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We focus on "per share" metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

MARKET OVERVIEW

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and United States ("**U.S.**") dollars, for the periods indicated.

Average Metal Prices/Exchange rate	Three months ended December 31		Year ended December 31	
	2025	2024	**2025**	2024
Gold (US$/oz)[1]	**4,135**	2,663	**3,432**	2,386
Silver (US$/oz)[2]	**54.73**	31.38	**40.03**	28.27
Exchange rate (US$/C$)[3]	**1.3947**	1.3982	**1.3978**	1.3698

[1] Based on the London Bullion Market Association ("**LBMA**") PM fix.
[2] Based on the LBMA fix.
[3] Based on the Bank of Canada daily average exchange rate.

GOLD

The market price of gold is subject to significant volatility over short periods of time and can be affected by a range of macroeconomic and geopolitical factors, including, but not limited to, movements in the value of the U.S. dollar, real and nominal interest rates, inflation expectations, fiscal and monetary policy, central bank purchases and sales of gold, global and regional supply and demand dynamics, and broader political and economic conditions. In recent periods, gold prices have also been affected by heightened geopolitical tensions, increased trade and economic fragmentation, elevated sovereign debt levels and concerns regarding the long-term stability of major currencies. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

During the three months ended December 31, 2025, the gold price experienced continued volatility and remained at historically elevated levels, supported by safe haven demand and uncertainty around global economic and policy conditions. For the quarter, the gold price ranged from approximately $3,872 to $4,449 per ounce, averaging $4,135 per ounce, representing an increase of approximately 55% compared to the same period in the prior year. During the year ended December 31, 2025, the gold price ranged from approximately $2,633 to $4,449 per ounce, averaging $3,432 per ounce, an increase of approximately 44% compared to the same period in the prior year. As at December 31, 2025, the gold price was $4,368 per ounce (based on the most recent LBMA PM fix), reflecting the strong pricing environment prevailing at year end. The average gold price also improved during the fourth quarter of 2025 compared to the prior quarter, consistent with the broader trend of strengthening prices over the second half of the year.

Subsequent to year end, the gold price has continued its upward trajectory. This strength has been supported by ongoing safe-haven demand amid continued geopolitical tensions, elevated fiscal and monetary policy uncertainty, sustained central bank demand for gold and the impact of renewed trade tensions and supply chain realignments. These factors, individually or in combination, may continue to contribute to elevated price volatility and could have a material impact, positive or negative, on the value and cash flows associated with our gold streams and related interests and royalty portfolio.

SILVER

The market price of silver is subject to significant volatility over short periods of time and is influenced by its dual role as both an industrial metal and an investment asset. Demand for silver is closely linked to global industrial activity, including its use in electronics, photovoltaics, automotive applications and other technology-related end markets, and is also affected by broader macroeconomic conditions, investor sentiment, currency movements and monetary policy expectations. In recent periods, silver demand has been further supported by growth in renewable energy and electrification-related applications, while supply has been constrained by limited new mine development and declining production from certain primary and by-product sources. A sustained recovery or expansion in manufacturing activity and technology-related investment is generally expected to have a positive effect on silver demand and pricing.

The market price of silver is influenced by many of the same factors that affect the market price of gold, including real interest rate expectations, inflation trends, fiscal and monetary policy developments and geopolitical conditions. Silver prices may also be subject to amplified volatility due to the smaller market size and greater sensitivity to changes in industrial demand. The market price of silver is a significant contributor to the performance of our silver streams and royalty portfolio.

During the three months ended December 31, 2025, the silver price experienced pronounced volatility but remained at historically elevated levels, reflecting a combination of tight physical supply, strong investor interest and ongoing macroeconomic uncertainty. For the quarter, the silver price ranged from approximately $46.44 to $74.84 per ounce, averaging $54.73 per ounce, representing an increase of approximately 74% compared to the same period in the prior year. During the year ended December 31, 2025, the silver price ranged from approximately $29.41 to $74.84 per ounce, averaging $40.03 per ounce, an increase of approximately 42% compared to the same period in the prior year. As at December 31, 2025, the silver price was $71.99 per ounce (based on the most recent LBMA fix), capping a year in which silver significantly out-performed many other asset classes and recorded one of its strongest annual gains in recent decades.

Subsequent to year end, silver has continued to trade at elevated levels. This strength has been supported by ongoing safe-haven demand amid heightened geopolitical tensions, continued uncertainty regarding global economic and monetary conditions and persistent structural tightness in the silver market, driven by energy transition-related demand. These factors, individually or in combination, may continue to contribute to elevated price volatility and could have a material impact, positive or negative, on the value and cash flows associated with our silver streams and royalty portfolio.

CURRENCY EXCHANGE RATES

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at December 31, 2025, there were no hedging programs in place for non-U.S. denominated dollar expenses.

FINANCIAL AND OPERATING HIGHLIGHTS

Three months and year ended December 31, 2025, compared to three months and year ended December 31, 2024

($ thousands except GEOs, per share metrics, and asset margin)	Three months ended December 31,		Year ended December 31,	
	2025	2024	**2025**	2024
Financial measures:				
Revenue	$ **118,916**	$ 74,213	$ **388,704**	$ 268,991
Gross Profit	**86,589**	46,384	**262,918**	155,210
Depletion	**19,401**	19,186	**79,255**	75,554
General Administration Costs	**8,801**	4,626	**30,452**	21,755
Impairment (reversal) charges and expected credit losses[1]	**–**	–	**(4,300)**	148,034
Net earnings (loss)	**76,832**	41,280	**240,005**	(23,084)
Net earnings (loss) per Share – basic and diluted	**0.37**	0.20	**1.18**	(0.11)
Operating Cash Flow	**89,497**	63,473	**312,832**	213,503
Operating Cash Flow per Share – basic	**0.43**	0.32	**1.54**	1.06
Operating Cash Flow per Share – diluted	**0.43**	0.32	**1.53**	1.06
GEOs	**28,757**	27,864	**113,237**	112,623
Non-IFRS measures[2]:				
Adjusted Net Earnings	**67,561**	36,252	**205,465**	109,607
Adjusted Net Earnings per Share – basic and diluted	**0.33**	0.18	**1.01**	0.54
Adjusted EBITDA	**101,000**	62,980	**325,014**	220,200
Free Cash Flow	**89,497**	63,473	**312,832**	213,503
Asset Margin	**94%**	92%	**93%**	92%

[1] Impairment reversals for the year ended December 31, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation Gold Mining Corp. (**"Elevation Gold"**) loan receivables, following a recovery under a formal process under the *Companies' Creditors Arrangement Act* (the **"CCAA"**). Impairment charges and expected credit losses for the year ended December 31, 2024 are largely due to impairments taken on the Nevada Copper Corp. (**"Nevada Copper"**) stream and related interests, as well as impairments taken on the Elevation Gold stream and related interests. Refer to the "IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates – Critical Accounting Estimates and Judgments" section for more details.

[2] Adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

2025 GUIDANCE

The Company achieved 113,237 GEOs for the year ended December 31, 2025, which was within the upper half of 2025 guidance, representing a ninth consecutive annual GEOs sales record. Depletion in 2025 totaled $79.3 million, which was also within the upper end of the Company's depletion guidance range, consistent with our GEOs sales. As expected, general administration costs of $30.5 million exceeded the top end of our guidance range of $25 million due to non-cash, mark-to-market adjustments relating to stock-based compensation as a result of Triple Flag's strong share price performance in 2025. Cash taxes in Australia of 24% were in line with expectations.

	2025 Guidance	2025 Actual
GEOs	105,000 to 115,000 GEOs	113,237 GEOs
Depletion	$70 million to $80 million	$79.3 million
General administration costs	$24 million to $25 million	$30.5 million
Australian Cash Tax rate[1]	~25%	24%

[1] Australian Cash Taxes are payable for Triple Flag's Australian royalty interests, which include Beta Hunt, Fosterville, Stawell and Henty.

2026 GUIDANCE

The following contains forward-looking information. Reference should be made to the "Forward-Looking Information" and "Technical and Third-Party Information" sections at the end of this MD&A.

In 2026, we expect stream sales and royalty revenue of 95,000 to 105,000 GEOs.

Our 2026 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator's historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2026 will be within the ranges set forth below. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Key assumptions include:

- The expected mine sequencing at Northparkes. High-grade gold production at the operation has transitioned from the E31 and E31N open pits to the E48 sub-level cave (**"SLC"**), which started production in the third quarter of 2025 and is expected to ramp up through 2026.
- A step-down in the stream rate from 65% to 25% at Cerro Lindo starting in the second quarter, following the cumulative delivery of 19.5 million ounces of silver since we acquired the stream in 2016.
- The ramp-up of the Arcata silver and gold mine, which commenced production in the fourth quarter of 2025.

The following table provides our full year 2026 guidance:

	2026 Guidance
GEOs[1]	95,000 to 105,000 GEOs
Depletion	$65 million to $75 million
General administration costs	$30 million to $32 million
Australian Cash Tax rate[2]	~25%

[1] A gold-to-silver price ratio assumption of 64x in the first quarter, 70x in the second quarter, 75x in the third quarter and 80x in the fourth quarter. We have not assumed any GEOs from Altan Tsagaan Ovoo (**"ATO"**) in 2026.

[2] Australian Cash Taxes are payable for Triple Flag's Australian royalty interests, which include Beta Hunt, Fosterville, Stawell and Henty.

PORTFOLIO OF STREAMING AND RELATED INTERESTS AND ROYALTY INTERESTS

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods greater than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting period presented and to assist with the planning and forecasting of future operating results.

Three months and year ended December 31, 2025, compared to three months and year ended December 31, 2024

	Three months ended December 31,		Year ended December 31,	
Revenue ($000s)	2025	2024	2025	2024
Stream and Related Interests				
Northparkes	$ 15,989	$ 19,477	$ 109,653	$ 64,636
Cerro Lindo	38,534	18,879	92,601	69,876
Buriticá	7,508	6,397	21,808	16,352
El Mochito	19,636	189	19,727	274
Impala Bafokeng	4,530	4,117	18,583	13,998
Auramet	5,400	3,313	17,844	11,919
Bonikro	1,201	2,297	10,759	7,335
Agbaou	2,292	1,417	9,457	4,731
La Colorada	903	522	4,516	3,344
ATO	—	990	2,690	10,706
Other	339	562	1,471	2,398
	$ 96,332	$ 58,160	$ 309,109	$ 205,569
Royalty Interests				
Beta Hunt	$ 4,436	$ 2,991	$ 17,710	$ 11,605
Fosterville	3,338	2,522	11,411	9,907
Young-Davidson	2,237	1,706	8,384	6,397
Camino Rojo	2,272	2,371	7,706	6,732
Florida Canyon	1,616	1,625	7,125	4,959
Agbaou	2,410	963	6,750	2,975
Kensington	1,458	864	4,484	6,715
Stawell	1,154	995	4,062	3,337
Henty	858	168	3,191	1,639
Eagle River	496	287	1,868	997
Minera Florida	551	—	999	—
Other	1,758	1,561	5,905	6,787
	$ 22,584	$ 16,053	$ 79,595	$ 62,050
Revenue from contracts with customers	$ 118,916	$ 74,213	$ 388,704	$ 267,619
Revenue – Other	$ —	$ —	$ —	$ 1,372
Total	$ 118,916	$ 74,213	$ 388,704	$ 268,991

Revenue ($000s)	Three months ended December 31,				Year ended December 31,			
		2025		2024		2025		2024
Gold	$	48,712	$	46,564	$	243,003	$	171,265
Silver		70,204		27,649		145,701		97,726
Total	$	118,916	$	74,213	$	388,704	$	268,991

The following tables reconcile Revenue with GEOs:

					2025
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	118,916	93,456	94,087	82,245	388,704
Average gold price per ounce	4,135	3,457	3,280	2,860	
GEOs[1]	28,757	27,037	28,682	28,761	113,237

[1] GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

					2024
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	74,213	73,669	63,581	57,528	268,991
Average gold price per ounce	2,663	2,474	2,338	2,070	
GEOs[1]	27,864	29,773	27,192	27,794	112,623

[1] GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Management's Discussion & Analysis

GEOs (ounces)	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Stream and Related Interests				
Northparkes	3,867	7,313	32,996	26,957
Cerro Lindo	9,319	7,088	26,213	29,248
Impala Bafokeng	1,096	1,546	5,520	5,869
El Mochito	4,749	71	4,781	105
Buriticá	1,816	2,402	6,225	6,665
Auramet	1,306	1,244	5,190	4,997
Bonikro	290	862	3,319	2,898
Agbaou	554	532	2,845	1,871
La Colorada	218	196	1,397	1,448
ATO	—	372	941	4,593
Other	81	211	427	1,039
	23,296	21,837	89,854	85,690
Royalty Interests				
Beta Hunt	1,073	1,123	5,267	4,882
Fosterville	807	947	3,361	4,153
Young-Davidson	541	641	2,455	2,681
Camino Rojo	549	890	2,272	2,794
Florida Canyon	391	610	2,105	2,061
Agbaou	583	362	1,960	1,251
Kensington	353	324	1,299	3,065
Stawell	279	374	1,187	1,396
Henty	207	63	931	849
Eagle River	120	108	600	395
Minera Florida	133	—	290	—
Other	425	585	1,656	2,743
	5,461	6,027	23,383	26,270
GEOs – Other	—	—	—	663
Total	**28,757**	27,864	**113,237**	112,623

GEOs (ounces)	Three months ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Gold	11,780	17,483	72,766	71,761
Silver	16,977	10,381	40,471	40,862
Total	**28,757**	27,864	**113,237**	112,623

For the three months ended December 31, 2025, we sold 28,757 GEOs, an increase of 3% from 27,864 GEOs sold for the same period in the prior year, largely due to higher GEOs from Cerro Lindo and El Mochito, driven by higher deliveries. Refer to "Disposal of the 25% silver stream on El Mochito" in the Key Developments section below. This was partially offset by lower GEOs from Northparkes, Impala Bafokeng and Buriticá due to fewer ounces sold.

For the year ended December 31, 2025, we sold 113,237 GEOs, an annual record and an increase of 1% from 112,623 GEOs sold in the prior year, largely due to higher GEOs from Northparkes and El Mochito, driven by higher deliveries. This was partially offset by lower GEOs from Cerro Lindo due to lower deliveries.

KEY DEVELOPMENTS

SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2025

INVESTMENT IN THE NORTHPARKES E44 DEPOSIT

On February 10, 2026, Triple Flag International Ltd. (**"TFI"**), a wholly owned subsidiary of Triple Flag Precious Metals Corp., and Evolution Mining Limited (**"Evolution"**), entered into an agreement whereby TFI will invest $83.4 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries to Triple Flag. Under the terms of the agreement, TFI will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. TFI's existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 Gold Deposit. The transaction is expected to be funded during the fourth quarter of 2026.

FOR THE YEAR ENDED DECEMBER 31, 2025

DISPOSAL OF THE 25% SILVER STREAM ON EL MOCHITO

On October 30, 2025, Triple Flag entered into a binding settlement agreement with Kirungu Corporation (**"Kirungu"**) and Ocean Partners UK Limited in respect of the outstanding amounts and silver deliveries under the stream agreement relating to the El Mochito mine in Honduras (the **"Settlement Agreement"**). Under the Settlement Agreement, the Company received on closing 350,000 ounces of silver to settle overdue deliveries under the original stream agreement dated January 1, 2019 between Maverix Metals Inc., Kirungu and American Pacific Honduras SA de CV, and is entitled to receive 20 subsequent monthly deliveries of 25,000 ounces of silver, payable on or before the 15th day of each calendar month, with the first such monthly delivery received on December 15, 2025.

The contractual right to receive metal deliveries meets the definition of a financial asset and is classified as Fair value through Profit and Loss (**"FVTPL"**). As a result of the Settlement Agreement, the stream arrangement was terminated and the Company recognized a gain on disposal of the stream of $5.4 million in connection with this transaction.

ACQUISITION OF MINERA FLORIDA ROYALTIES (1.5% AND 0.8% NET SMELTER RETURNS ("NSR") ROYALTIES)

On August 27, 2025, Triple Flag acquired a portfolio of royalties on the Minera Florida gold mine in Chile, operated by Pan American Silver Corp., from unrelated third parties for total cash consideration of $23.0 million. The portfolio consists of a 0.8% NSR royalty on the Agua Fria concessions, a 1.5% NSR royalty on the Mila concessions and a 1.5% NSR royalty on the Los Moscos and Piche concessions.

ACQUISITION OF OROGEN ROYALTIES INC. ("OROGEN")

On July 9, 2025, Triple Flag completed the acquisition of all the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the **"Transaction"**). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen's royalty assets, except for the 1.0% NSR royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (**"Orogen Spinco"**) as part of the Transaction. In conjunction with the completion of the Transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco (representing an approximate ownership interest of 11%). Subsequent to the acquisition, Orogen was renamed "Triple Flag Nevada Inc." and Orogen Spinco assumed the name of "Orogen Royalties Inc."

On April 23, 2025, Triple Flag entered into foreign exchange forward contracts for the anticipated acquisition of Orogen. These foreign exchange forward contracts, designated as cash flow hedges, had a combined notional value to sell US$130.4 million and buy C$180.0 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. The fair value of the foreign exchange forward contracts upon closing resulted in an after-tax gain of $1.1 million, which was recorded within mineral interests.

ACQUISITION OF AN ADDITIONAL 1.5% GROSS REVENUE ("GR") ROYALTY ON THE JOHNSON CAMP MINE

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P. (**"Greenstone"**) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. (**"Gunnison"**), for total cash consideration of $4.0 million. This royalty was in addition to the pre-existing 1.5% GR royalty which Triple Flag already owned on the Johnson Camp Mine.

ACQUISITION OF 0.5% GR ROYALTY ON THE TRES QUEBRADAS LITHIUM PROJECT

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

ACQUISITION OF 5% SILVER AND GOLD STREAMS ON THE ARCATA AND AZUCA MINES

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the **"Sierra Sun Streams"**) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There are no step-downs in stream rates.

FOR THE YEAR ENDED DECEMBER 31, 2024

ACQUISITION OF 3% GOLD STREAMS ON AGBAOU AND BONIKRO

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the **"Allied Streams"**) operated by Allied Gold Corp. (**"Allied"**) and also acquired the right to purchase metal based on production from January 1, 2024 to August 14, 2024 (**"Allied Initial Ounces"**), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d'Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of 2,500 to 2,750 ounces will be delivered, and under the Bonikro stream, an annual minimum of 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million relating to the Allied Initial Ounces.

ACQUISITION OF ADDITIONAL TAMARACK ROYALTY

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (**"Talon"**), a wholly-owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8 million (**"Additional Tamarack Royalty"**). The royalty is on Talon's participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

KENSINGTON ROYALTY LITIGATION SETTLEMENT

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (**"Coeur"**) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur's Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024 and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the consolidated statements of comprehensive income for the year ended December 31, 2024.

.

OPERATING ASSETS — PERFORMANCE

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

ASSET PERFORMANCE – STREAMS AND RELATED ASSETS (PRODUCING)

1. NORTHPARKES (OPERATOR: EVOLUTION)

Under the stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at December 31, 2025, 96,993 ounces of gold and 1,266,839 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended December 31, 2025, we sold 2,908 ounces of gold and 69,737 ounces of silver delivered under the agreement. This compares to 6,488 ounces of gold and 71,481 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 3,867 for the three months ended December 31, 2025, compared to GEOs of 7,313 for the same period in the prior year, representing a decrease of 47% period over period, driven by lower sales.

For the year ended December 31, 2025, we sold 29,793 ounces of gold and 250,622 ounces of silver delivered under the agreement. This compares to 23,438 ounces of gold and 278,284 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 32,996 for the year ended December 31, 2025, compared to GEOs of 26,957 for the same period in the prior year, representing an increase of 22% period over period, driven by higher deliveries.

High-grade gold production at Northparkes has transitioned from the E31 and E31N open pits to the E48 SLC, which started production in the third quarter of 2025 and is expected to ramp up through 2026. Subsequent to year end, TFI, a wholly-owned subsidiary of Triple Flag, and Evolution entered into an agreement whereby TFI will invest $83.4 million into the development of the high-grade E44 gold open pit at Northparkes. Refer to the "Key Developments" section above for more details.

2. CERRO LINDO (OPERATOR: NEXA RESOURCES S.A. ("NEXA"))

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at December 31, 2025, 18.9 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% to begin at Cerro Lindo in the second quarter of 2026.

For the three months ended December 31, 2025, we sold 703,682 ounces of silver delivered under the agreement, compared to 584,290 ounces of silver delivered for the same period in the prior year. GEOs sold were 9,319 for the three months ended December 31, 2025, compared to GEOs of 7,088 for the same period in the prior year, due to higher deliveries as well as an improved ratio of gold to silver prices during the three months ended December 31, 2025.

For the year ended December 31, 2025, we sold 2,243,645 ounces of silver delivered under the agreement, compared to 2,430,133 ounces of silver delivered and sold for the same period in the prior year, driven by lower deliveries. GEOs sold were 26,213 for the year ended December 31, 2025, compared to GEOs of 29,248 for the same period in the prior year, as a result of lower deliveries.

3. IMPALA BAFOKENG OPERATIONS (OPERATOR: IMPALA PLATINUM HOLDINGS LIMITED ("IMPLATS"))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations ("**Impala Bafokeng**"). Typically, deliveries under the stream may lag production by approximately five months. As at December 31, 2025, 40,150 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended December 31, 2025, we sold 1,120 ounces of gold delivered under the stream agreement, compared to 1,536 ounces delivered and sold for the same period in the prior year. GEOs sold were 1,096 for the three months ended December 31, 2025, compared to GEOs of 1,546 for the same period in the prior year.

For the year ended December 31, 2025, we sold 5,502 ounces of gold delivered under the stream agreement, compared to 5,854 ounces delivered and sold for the same period in the prior year. GEOs sold were 5,520 for the year ended December 31, 2025, compared to GEOs of 5,869 for the same period in the prior year.

Development of the asset's value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies.

4. BURITICÁ (OPERATOR: ZIJIN MINING GROUP CO. ("ZIJIN"))

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset and there is no step-down in stream rates. As at December 31, 2025, 2.4 million ounces of silver had been delivered under the stream agreement since inception.

For the three months ended December 31, 2025, we sold 124,028 ounces of silver delivered to the Company under the agreement, compared to 202,353 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 1,816 for the three months ended December 31, 2025, compared to GEOs of 2,402 for the same period in the prior year.

For the year ended December 31, 2025, we sold 513,512 ounces of silver delivered to the Company under the agreement, compared to 559,466 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 6,225 for the year ended December 31, 2025, compared to GEOs of 6,665 for the same period in the prior year.

Despite the ongoing presence of illegal miners, Buriticá continues to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support by national institutions, including the National Police of Colombia.

5. AGBAOU AND BONIKRO (OPERATOR: ALLIED)

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines operated by Allied. Under the stream agreements, we receive 3% of payable gold on each of the Agbaou and Bonikro mines until an aggregate of 29,000 ounces and 39,300 ounces, respectively, have been delivered, and 2% of payable gold thereafter. As at December 31, 2025, 4,829 ounces and 6,494 ounces have been delivered under the Agbaou and Bonikro stream agreements, respectively, since inception.

We also own a separate 2.5% NSR royalty interest on all gold production from the Agbaou mine.

For the three months ended December 31, 2025, we sold 540 ounces of gold delivered under the Agbaou stream agreement and 291 ounces of gold delivered under the Bonikro stream agreement. In the prior year comparable period, 533 ounces of gold were sold under the Agbaou stream agreement and 862 ounces of gold were sold under the Bonikro stream agreement. GEOs sold were 554 and 290 under the Agbaou and Bonikro streams, respectively, for the three months ended December 31, 2025, compared to GEOs of 532 and 862 under the Agbaou and Bonikro streams, respectively, for the same period in the prior year. GEOs earned from the Agbaou royalty were 583 for the three months ended December 31, 2025, compared to GEOs of 362 for the prior year.

For the year ended December 31, 2025, we sold 2,834 ounces of gold delivered under the Agbaou stream agreement and 3,315 ounces of gold delivered under the Bonikro stream agreement. In the prior year comparable period, we sold 1,846 ounces of gold delivered under the Agbaou stream agreement and 2,862 ounces of gold delivered under the Bonikro stream agreement. GEOs sold were 2,845 and 3,319 under the Agbaou and Bonikro streams, respectively, for the year ended December 31, 2025, compared to GEOs of 1,871 and 2,898 under the Agbaou and Bonikro streams, respectively, for the same period in the prior year. GEOs earned from the Agbaou royalty were 1,960 for the year ended December 31, 2025, compared to GEOs of 1,251 for the prior year.

During the fourth quarter of 2025, Allied announced that a concept-level underground study of the Hiré target at Bonikro was completed and supported further work and drilling to assess the viability of underground mining as a long-term strategy to extend the mine life at Bonikro.

In January 2026, Allied announced that Zijin Gold International Company Limited had agreed to acquire Allied in an all-cash transaction that is expected to close in April 2026. The transaction is subject to the approval of 66.66% of votes cast by shareholders of Allied at a meeting of Allied shareholders and a simple majority of the votes cast at the meeting, with members of management and the board not voting. The Transaction will not be subject to shareholder approval at Zijin Gold.

.

ASSET PERFORMANCE – ROYALTIES (PRODUCING)

1. **BETA HUNT (OPERATOR: WESTGOLD RESOURCES LIMITED ("WESTGOLD"), EFFECTIVE AUGUST 1, 2024)**

We own a 3.25% gross revenue return ("GRR") and 1.5% NSR royalties on all gold production, as well as a 1.0% GRR and 0.5% NSR royalties on all nickel production, from the Beta Hunt mine, located in Australia.

GEOs earned were 1,073 for the three months ended December 31, 2025, compared to GEOs of 1,123 for the prior year comparable period. GEOs earned were 5,267 for the year ended December 31, 2025, compared to GEOs of 4,882 for the prior year.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum is expected to be completed by the end of the first half of 2026. Recent capital investment on upgrades to primary ventilation, mine pumping and water supply has enabled increased mining development and improved operational flexibility.

Following the declaration of a maiden resource for the Fletcher Zone in June 2025, which effectively doubled the previous Beta Hunt resource, exploration and definition drilling to determine its potential scale is ongoing before its integration into a life of mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and located 50 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

2. **FOSTERVILLE GOLD MINE (OPERATOR: AGNICO EAGLE MINES LIMITED ("AGNICO EAGLE"))**

We own a 2% NSR royalty interest in Agnico Eagle's Fosterville mine in Australia.

GEOs earned were 807 for the three months ended December 31, 2025, compared to GEOs of 947 for the prior year comparable period. GEOs earned were 3,361 for the year ended December 31, 2025, compared to GEOs of 4,153 for the prior year.

The operator now expects Fosterville to produce between 140,000 and 160,000 ounces of gold in each of 2026 and 2027. Notably, production is now expected to further increase to a new steady state of 170,000 to 190,000 ounces in 2028 and remain at that level through the early 2030s, following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tonnes per day.

The initiatives at Fosterville include stope-cycle optimization, an increase in development rates to sustain 12 kilometers of annual development, upgrades to ventilation infrastructure, new tailings cells and upgrades to the grinding circuit.

3. **YOUNG-DAVIDSON GOLD MINE (OPERATOR: ALAMOS GOLD INC. ("ALAMOS"))**

We own a 1.5% NSR royalty interest in Alamos' Young-Davidson mine in Canada.

GEOs earned were 541 for the three months ended December 31, 2025, compared to GEOs of 641 for the same period in the prior year. GEOs earned were 2,455 for the year ended December 31, 2025, compared to GEOs of 2,681 for the same period in the prior year.

In January 2026, Alamos released three-year production guidance of 155,000 to 175,000 ounces of gold for each of 2026, 2027 and 2028.

4. **CAMINO ROJO (OPERATOR: ORLA MINING LTD. ("ORLA"))**

We own a 2% NSR royalty interest on oxide material at Orla's Camino Rojo mine in Mexico.

GEOs earned were 549 for the three months ended December 31, 2025, compared to GEOs of 890 for the prior year comparable period. GEOs earned were 2,272 for the year ended December 31, 2025, compared to GEOs of 2,794 for the prior year.

Orla announced that Camino Rojo produced 96,764 ounces of gold in 2025, in line with updated guidance of 95,000 to 105,000 ounces.

Preliminary operator guidance for 2026 at Camino Rojo is 110,000 to 120,000 ounces of gold as mining has returned to the main part of the deposit.

PREPAID GOLD INTERESTS, INVESTMENTS AND OTHER

The following table summarizes investments, prepaid gold interests and other financial assets as at December 31, 2025 and December 31, 2024:

($ thousands)	As at December 31, 2025	As at December 31, 2024
Auramet[1]	$ 65,320	$ 46,082
Steppe Gold Ltd. (**"Steppe Gold"**)[2]	2,570	3,457
Total Prepaid Gold Interests	$ 67,890	$ 49,539
Investments[3]	17,421	3,010
El Mochito[4]	23,125	—
Total Prepaid Gold Interests, Investments and other	$ 108,436	$ 52,549

[1] The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. As at December 31, 2025, 27,500 ounces of gold remains to be delivered under the contract. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

[2] On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. Subsequently, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on its obligation under the amended and restated agreement. On March 17, 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement. The fair value of the prepaid gold interest as of December 31, 2025 was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute. For the three and twelve months ended December 31, 2025, Steppe Gold is also in arrears on stream deliveries of gold and silver production at the ATO mine in Mongolia under the Steppe Gold Stream Agreement. On September 10, 2025, Triple Flag International, a subsidiary of Triple Flag, issued, through its counsel, a demand letter to Steppe Gold requiring delivery of outstanding ounces under the Steppe Gold Stream Agreement. On October 7, 2025, Triple Flag International filed a Request for Arbitration, under the Steppe Gold Stream Agreement, with the International Court of Arbitration of the International Chamber of Commerce requesting specific performance of the sale and delivery of the outstanding gold and silver, which at the time of filing the Request for Arbitration, was a total of 1,139 ounces of gold and 8,332 ounces of silver.

[3] Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

[4] The Settlement Agreement requires Kirungu to deliver 500,000 ounces of silver in 20 equal monthly instalments of 25,000 ounces of silver to Triple Flag. As at December 31, 2025, 475,000 ounces of silver remain to be delivered under the Settlement Agreement. The right to silver deliveries is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

FINANCIAL CONDITION AND SHAREHOLDERS' EQUITY REVIEW

SUMMARY BALANCE SHEET

The following table presents summarized consolidated balance sheet information as at December 31, 2025, December 31, 2024 and December 31, 2023:

($ thousands)	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023
Cash and cash equivalents	$ 71,284	$ 36,245	$ 17,379
Other current assets	81,513	39,400	39,659
Non-current assets	1,960,681	1,694,334	1,837,426
Total assets	**$ 2,113,478**	**$ 1,769,979**	**$ 1,894,464**
Current liabilities	$ 38,947	$ 27,126	$ 17,315
Debt	—	—	57,000
Other non-current liabilities	29,314	7,133	9,408
Total liabilities	**68,261**	**34,259**	**83,723**
Total shareholders' equity	**2,045,217**	**1,735,720**	**1,810,741**
Total liabilities and shareholders' equity	**$ 2,113,478**	**$ 1,769,979**	**$ 1,894,464**

Total assets were $2,113.5 million as at December 31, 2025, compared to $1,770.0 million as at December 31, 2024. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2024 was largely driven by acquisition of mineral interests, namely the royalty on the Arthur gold project, the Minera Florida royalties, the Tres Quebradas royalty and the Sierra Sun Streams, partially offset by depletion of mineral interests.

Total assets were $1,770.0 million as at December 31, 2024, compared to $1,894.5 million as at December 31, 2023. The decrease in total assets from December 31, 2024 was largely driven by impairment charges taken during the second quarter of 2024, combined with depletion of mineral interests, partially offset by acquisition of assets, including prepaid gold interests and mineral interests.

Total liabilities were $68.3 million as of December 31, 2025, compared to $34.3 million as of December 31, 2024. The year-over-year increase primarily reflects higher deferred income tax liabilities and an increase in stock-based payment liabilities, the latter largely driven by the Company's share price performance. Total liabilities mainly comprise accounts payable and accrued liabilities, stock-based payment liabilities, deferred tax liabilities and lease obligations. The Credit Facility was undrawn as at December 31, 2025. For additional details regarding the Credit Facility, refer to the "Liquidity and Capital Resources" section below.

Total liabilities were $34.3 million as at December 31, 2024, compared to $83.7 million as at December 31, 2023. The decrease in total liabilities was largely driven by net repayment of the Credit Facility.

Total shareholders' equity as at December 31, 2025 was $2,045.2 million, compared to $1,735.7 million as at December 31, 2024. The increase in shareholders' equity from December 31, 2024 largely reflects net earnings generated during the period and shares of the Company issued as part of the Orogen transaction, partially offset by dividends paid and shares repurchased under the Company's Normal Course Issuer Bid (**"NCIB"**).

Total shareholders' equity as at December 31, 2024 was $1,735.7 million, compared to $1,810.7 million as at December 31, 2023. The decrease in shareholders' equity primarily results from the net loss for the period, along with the dividends that were distributed.

SHAREHOLDERS' EQUITY

As at December 31, 2025	Number of shares
Common shares	206,531,806

As at December 31, 2024	Number of shares
Common shares	201,211,843

As at December 31, 2023	Number of shares
Common shares	201,353,962

Our common shares are listed on the Toronto Stock Exchange ("**TSX**") in Canadian dollars and on the New York Stock Exchange ("**NYSE**") in U.S. dollars, in each case under the symbol "TFPM".

In November 2024, Triple Flag renewed its NCIB, which expired on November 14, 2025. The NCIB was further renewed in November 2025. Daily repurchases on the TSX will be limited to a maximum of 43,278 common shares, representing 25% of the average daily trading volume on the TSX of 173,115 common shares for the period from May 1, 2025 to October 31, 2025 (net of repurchases made by Triple Flag on the TSX during that time period), except where purchases are made in accordance with the "block purchase exception" of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled. Under the current NCIB, the Company may acquire up to 10,328,075 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026.

For the year ended December 31, 2025, the Company purchased 518,300 (2024: 615,200) of its common shares under the NCIB for $9.0 million (2024: $8.9 million).

In connection with the NCIB, the Company established an automatic share purchase plan ("**ASPP**") with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at February 18, 2026, 206,570,616 common shares were issued and outstanding, and stock options were outstanding to purchase a total of 1,180,072 common shares.

For the three months ended December 31, 2025, we declared and paid dividends in United States dollars totaling $11.9 million at $0.0575 per share (2024: $11.1 million at $0.0550 per share; 2023: $10.6 million at $0.0525 per share). For the year ended December 31, 2025, we declared and paid dividends totaling $45.8 million ($0.0550 per share in the first and second quarters and $0.0575 per share in the third and fourth quarters). For the year ended December 31, 2024, we declared and paid dividends totaling $43.3 million ($0.0525 per share in the first and second quarters and $0.0550 per share in the third and fourth quarters). For the year ended December 31, 2023, we declared and paid dividends in U.S. dollars totaling $41.3 million ($0.05 per share in the first and second quarters and $0.0525 per share in the third and fourth quarters).

For the three months and year ended December 31, 2025, no common shares were issued from treasury for participation in the Company's Dividend Reinvestment Plan (2024: nil).

RESULTS OF OPERATIONS REVIEW

CONSOLIDATED STATEMENTS OF INCOME

Three months ended December 31, 2025, compared to three months ended December 31, 2024, and year ended December 31, 2025, compared to year ended December 31, 2024 and December 31, 2023

($ thousands except share and per share information)	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue	$ 118,916	$ 74,213	$ 388,704	$ 268,991	$ 204,024
Cost of sales	(32,327)	(27,829)	(125,786)	(113,781)	(101,948)
Gross profit	86,589	46,384	262,918	155,210	102,076
General administration costs	(8,801)	(4,626)	(30,452)	(21,755)	(20,095)
Business development costs	(2,169)	(366)	(5,648)	(3,405)	(4,219)
Impairment reversal (charges) and expected credit losses	–	–	4,300	(148,034)	(36,830)
Other expenses	(10,299)	–	(10,299)	–	–
Operating income (loss)	65,320	41,392	220,819	(17,984)	40,932
Increase in fair value of investments, prepaid gold interests and other	20,687	7,249	46,233	12,775	1,467
Gain (loss) on disposition of mineral interests	5,354	–	6,710	–	(1,000)
Finance costs, net	(575)	(901)	(3,459)	(5,073)	(4,122)
Sustainability initiatives	(218)	(472)	(531)	(903)	(670)
Foreign currency translation gain (loss)	51	76	(414)	181	(218)
Other expenses	–	–	–	(1,766)	–
Other income (expense)	25,299	5,952	48,539	5,214	(4,543)
Earnings (loss) before income taxes	90,619	47,344	269,358	(12,770)	36,389
Income tax expense	(13,787)	(6,064)	(29,353)	(10,314)	(107)
Net earnings (loss)	$ 76,832	$ 41,280	$ 240,005	$ (23,084)	$ 36,282
Weighted average shares outstanding – basic	206,561,183	201,367,681	203,618,559	201,304,234	199,327,784
Weighted average shares outstanding – diluted	207,165,115	201,677,897	204,071,985	201,304,234	199,519,312
Earnings (loss) per share – basic	$ 0.37	$ 0.20	$ 1.18	$ (0.11)	$ 0.18
Earnings (loss) per share – diluted	$ 0.37	$ 0.20	$ 1.18	$ (0.11)	$ 0.18

Three months ended December 31, 2025, compared to three months ended December 31, 2024

Revenue was $118.9 million during the three months ended December 31, 2025, a quarterly record and an increase of 60% from $74.2 million for the same period in the prior year. The increase was largely driven by $21.0 million in higher revenue due to higher gold prices, $21.2 million in higher revenue due to higher silver prices, a $1.5 million increase due to higher volume from stream and related interests, and a $1.0 million increase from higher attributable royalty volumes. Higher volume from streams and related interests were driven by higher deliveries from Cerro Lindo and El Mochito. Higher revenue from royalties was largely due to higher attributable royalty ounces from Beta Hunt, partially offset by lower attributable royalty ounces from Camino Rojo.

The average market gold price and gold sales volume for our streams and related interests for the same period were $4,135 per ounce and 6,337 ounces, respectively, compared to $2,663 per ounce and 11,226 ounces, respectively, in the prior year period. The average market silver price and silver sales volume during the three months ended December 31, 2025 for our streams and related interests were $54.73 per ounce and 1.3 million ounces, respectively, compared to $31.38 per ounce and 864 thousand ounces, respectively, for the same period in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement and related interests as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $32.3 million (including depletion) from streams and related interests and royalties during the three months ended December 31, 2025, compared to $27.8 million (including depletion) from streams and related interests and royalties for the same period in the prior year. The increase in cost of sales for the three months ended December 31, 2025 was primarily driven by higher metal deliveries from the Cerro Lindo stream and higher metal prices. Cost of sales for the three months ended December 31, 2025 included $6.1 million in non-cash cost of sales related to prepaid gold interests, compared to $2.8 million for the same period in the prior year. The increase was largely due to higher metal prices.

Gross profit was $86.6 million for the three months ended December 31, 2025, an increase of 87% from $46.4 million for the same period in the prior year. The increase was largely driven by higher realized gold and silver prices, combined with higher sales from Cerro Lindo and El Mochito, partially offset by lower sales from Northparkes and Buriticá.

Depletion was $19.4 million for the three months ended December 31, 2025, broadly in line with $19.2 million for the same period in the prior year.

General and administration costs were $8.8 million for the three months ended December 31, 2025, representing a 90% increase from $4.6 million in the same period of the prior year. The increase was largely attributable to mark-to-market adjustments of stock-based compensation, which resulted in a $3.5 million expense for the three months ended December 31, 2025, due to a significant increase in the Company's share price over the period. The mark-to-market adjustment for the three months ended December 31, 2024 was a recovery of $0.2 million.

Business development costs were $2.2 million for the three months ended December 31, 2025, compared to $0.4 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Other expenses of $10.3 million for the three months ended December 31, 2025, as compared to $nil for the same period in the prior year, include the Company's payment to Evolution, operator of the Northparkes mine, to settle a review of past transactions between the companies.

The increase in the fair value of our investments, prepaid gold interests and other for the three months ended December 31, 2025 was $20.7 million, compared to $7.3 million for the same period in the prior year. The increase was largely driven by higher market gold prices during the period, primarily related to the Auramet prepaid interest.

The gain on disposal of $5.4 million for the three months ended December 31, 2025, compared to $nil for the same period in the prior year, related to the gain on disposal of the El Mochito stream. Refer to the "Key Developments" section for more details.

Finance costs, net were $0.6 million for the three months ended December 31, 2025, compared to $0.9 million for the same period in the prior year. These finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances.

Income tax expense was $13.8 million for the three months ended December 31, 2025, compared to $6.1 million for the same period in the prior year. The increase in income tax was due to higher taxes driven by the increase in earnings as well as the impact on earnings due to the current sales mix.

Net earnings were $76.8 million for the three months ended December 31, 2025, up from $41.3 million in the same period of the prior year. Net earnings growth was primarily driven by higher gross profit across the portfolio, reflecting higher metal prices, increased deliveries from streams and related interests, and higher attributable ounces from royalties, partially offset by higher general administration costs.

.

**Year ended December 31, 2025, compared to
year ended December 31, 2024**

Revenue was $388.7 million for the year ended December 31, 2025, an annual record, compared to $269.0 million in the prior year. The increase was largely due to $48.3 million in higher revenue from higher gold prices, $42.0 million in higher revenue from higher silver prices, $24.0 million in higher revenue due to higher volume from stream and related interests and $5.4 million in higher revenue from higher attributable royalty ounces. Higher revenue from streams and related interests was driven by higher deliveries from Northparkes and El Mochito, partially offset by lower deliveries from Cerro Lindo and ATO. Higher revenue from royalties was largely due to higher attributable royalty ounces from Beta Hunt and Kensington, partially offset by lower attributable royalty ounces from Fosterville.

The average market gold price and gold sales volume for our streams and related interests for the year ended December 31, 2025 was $3,432 per ounce and 48,856 ounces, respectively, compared to $2,386 per ounce and 44,962 ounces, respectively, in the prior year. The average market silver price and silver sales volume for our streams and related interests for the year ended December 31, 2025 was $40.03 per ounce and 3.4 million ounces, respectively, compared to $28.27 per ounce and 3.4 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreements and related interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $125.8 million (including depletion) from streams and related interests and royalties for the year ended December 31, 2025, compared to $113.8 million (including depletion) from streams and related interests and royalties for the prior year. The increase in cost of sales for the year ended December 31, 2025 was largely due to higher metal prices and cost of sales associated with higher metal deliveries from Northparkes, partially offset by lower deliveries from Cerro Lindo and ATO.

Gross profit was $262.9 million for the year ended December 31, 2025, compared to $155.2 million in the prior year. The increase was largely driven by higher gold and silver prices, higher deliveries from Northparkes and El Mochito, and higher attributable royalty ounces from Beta Hunt and Kensington, partially offset by lower metal deliveries from the ATO and Cerro Lindo streams and lower attributable royalty ounces from Fosterville.

General and administration costs were $30.5 million for the year ended December 31, 2025, representing a 40% increase from $21.8 million in the prior year. The increase was largely attributable to mark-to-market adjustments of share-based compensation, which resulted in a $12.5 million expense for the year ended December 31, 2025, due to a significant increase in the Company's share price over the period. The comparable mark-to-market adjustment expense for the year ended December 31, 2024 was $1.4 million.

Business development costs were $5.6 million for the year ended December 31, 2025, compared to $3.4 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment reversal was $4.3 million for the year ended December 31, 2025, compared to impairment charges and expected credit losses of $148.0 million for the prior year. The reversal of impairment charges related to the previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the year ended December 31, 2024 were largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests as well as the Elevation Gold stream and related interests.

Other expenses of $10.3 million for the year ended December 31, 2025 included the Company's payment to Evolution, operator of the Northparkes mine, to settle a review of past transactions between the companies.

The increase in the fair value of our investments, prepaid gold interests and other for the year ended December 31, 2025 was $46.2 million, compared to $12.8 million for the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests, which was driven by higher market gold prices during the year as well as mark-to-market adjustments on the Company's investment in Orogen.

The gain on disposal of $6.7 million for the year ended December 31, 2025, compared to a $1.0 million loss on disposal in the prior year, largely related to the gain on disposal of the El Mochito stream. Refer to the "Key Developments" section for more details.

Finance costs, net were $3.5 million for the year ended December 31, 2025, compared to $5.1 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease was largely driven by lower average debt balance drawn during the year.

Income tax expense was $29.4 million, compared to $10.3 million in the prior year. The increase in income tax expense was due to higher taxes driven by the increase in earnings as well as the current sales mix.

Net earnings for the year ended December 31, 2025 were $240.0 million, compared to a net loss of $23.1 million in the prior year. Net earnings in the current year were largely driven by higher gross profit across the portfolio, as well as an increase in the fair value of investments and prepaid gold interests, driven by higher metal prices. The net loss in 2024 was driven by impairment charges and expected credit losses as described above.

.

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenue was $269.0 million for the year ended December 31, 2024, compared to $204.0 million in the prior year. The increase was largely due to $25.2 million in higher revenue from higher gold prices, $17.0 million in higher revenue from higher silver prices, $16.1 million in higher revenue from higher volume from stream and related interests and $5.7 million in higher revenue from higher attributable royalty ounces. Higher revenue from streams and related interests was driven by higher deliveries from Northparkes, Cerro Lindo and Buriticá, as well as deliveries from the Allied Streams and initial ounces acquired during the third quarter of 2024, partially offset by lower deliveries from ATO, Moss, El Mochito and La Colorada. Higher revenue from royalties was largely due to higher attributable royalty ounces from Camino Rojo and Kensington, which began paying earlier in 2024, partially offset by lower attributable royalty ounces from Fosterville.

The average market gold price and gold sales volume for our streams and related interests for the year ended December 31, 2024 was $2,386 per ounce and 44,962 ounces, respectively, compared to $1,941 per ounce and 38,374 ounces, respectively, in the prior year. The average market silver price and silver sales volume for our streams and related interests for the year ended December 31, 2024 was $28.27 per ounce and 3.4 million ounces, respectively, compared to $23.35 per ounce and 3.2 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreements and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales for the year ended December 31, 2024 was $113.8 million (including depletion) from streams and related interests and royalties, compared to $101.9 million (including depletion) from streams and related interests and royalties in the prior year. The increase in cost of sales for the year ended December 31, 2024 was largely due to cost of sales associated with higher metal deliveries from the Northparkes, Cerro Lindo and Buriticá streams, partially offset by lower deliveries from the ATO, Moss, La Colorada and El Mochito streams. Cost of sales for the year ended December 31, 2024 included $6.9 million of costs relating to metal delivered from Agbaou and Bonikro based on production for the pre-closing period of January 1, 2024 to August 14, 2024, which were recorded at the prevailing market price.

Gross profit was $155.2 million for the year ended December 31, 2024, compared to $102.1 million in the prior year. The increase was largely driven by higher stream deliveries from Northparkes, Cerro Lindo and Buriticá, deliveries from the Allied Streams acquired during the year, combined with higher realized gold and silver prices and attributable royalty ounces from Camino Rojo and Kensington, which began paying earlier in 2024, partially offset by lower metal deliveries from the ATO, Moss, La Colorada and El Mochito streams and lower attributable royalty ounces from Fosterville.

General administration costs were $21.8 million for the year ended December 31, 2024, compared to $20.1 million in the prior year. Higher costs for the year ended December 31, 2024 were largely due to higher employee costs, higher office and other expenses driven by various public company costs, as well as higher professional services as we continued to grow the business.

Business development costs were $3.4 million for the year ended December 31, 2024, compared to $4.2 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges and expected credit losses for the year ended December 31, 2024 of $148.0 million were largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests ($104.1 million), as well as impairments and expected credit losses taken on the Elevation Gold stream and related interests ($40.1 million). Impairment charges and expected credit losses for the year ended December 31, 2023 of $36.8 million related to the impairment of the Renard stream and loan receivables ($20.2 million) and the Beaufor royalty ($6.8 million), as well as expected credit losses taken against loans receivable from Elevation Gold ($9.7 million).

Sustainability initiative expenditures were $0.9 million for the year ended December 31, 2024, broadly in line with the $0.7 million incurred in the prior year.

The increase in the fair value of our investments, prepaid gold interests and other for the year ended December 31, 2024 was $14.3 million, compared to $4.6 million for the prior year. This increase was largely driven by higher market gold prices during the year, primarily related to the Auramet prepaid gold interest.

Finance costs, net were $5.1 million for the year ended December 31, 2024, compared to $4.1 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The increase was largely driven by higher interest rates and lower interest received during the period.

Income tax expense was $10.3 million for the year ended December 31, 2024, compared to $0.1 million in the prior year. The increase in income tax expense was due to higher taxes driven by the 2024 sales mix.

Net loss for the year ended December 31, 2024 was $23.1 million, compared to net earnings of $36.3 million in the prior year. The net loss in 2024 was driven by higher impairment charges and expected credit losses as described above, partially offset by higher gross profit across the portfolio.

.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended December 31, 2025, compared to three months ended December 31, 2024, and year ended December 31, 2025, compared to year ended December 31, 2024 and December 31, 2023

The following table presents summarized consolidated statements of cash flows information for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, and the year ended December 31, 2025, compared to year ended December 31, 2024 and December 31, 2023.

($ thousands)	Three months ended December 31,			Year ended December 31,		
	2025		2024	**2025**	2024	2023
Operating cash flow before working capital and taxes	$	**90,681**	$ 62,625	$ **315,007**	$ 220,721	$ 161,953
Income taxes paid		**(3,092)**	(257)	**(11,577)**	(6,992)	(6,083)
Operating cash flow before working capital		**87,589**	62,368	**303,430**	213,729	155,870
Change in working capital		**1,908**	1,105	**9,402**	(226)	(1,732)
Operating cash flow		**89,497**	63,473	**312,832**	213,503	154,138
Net Cash (used in) from investing activities		**(341)**	236	**(217,971)**	(81,960)	(212,979)
Net Cash (used in) from financing activities		**(26,831)**	(51,007)	**(59,858)**	(112,600)	5,123
Effect of exchange rate changes on cash and cash equivalents		**45**	(59)	**36**	(77)	(1)
Increase (decrease) in cash during the period		**62,370**	12,643	**35,039**	18,866	(53,719)
Cash and cash equivalents at beginning of period		**8,914**	23,602	**36,245**	17,379	71,098
Cash and cash equivalents at end of period	$	**71,284**	$ 36,245	$ **71,284**	$ 36,245	$ 17,379

Three months ended December 31, 2025, compared to three months ended December 31, 2024

Operating cash flow for the three months ended December 31, 2025 was $89.5 million, a quarterly record and an increase of 41% from $63.5 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams and related interests and royalties as a result of higher realized metal prices, combined with higher metal deliveries and higher attributable royalty ounces.

Net cash used in investing activities for the three months ended December 31, 2025 was $0.3 million, compared to net cash from investing activities of $0.2 million for the same period in the prior year.

Net cash used in financing activities for the three months ended December 31, 2025 was $26.8 million, compared to $51.0 million for the same period in the prior year. Net cash used in financing activities for the three months ended December 31, 2025 largely consisted of $13.0 million of Credit Facility repayments, dividend payments of $11.9 million and $1.0 million paid to purchase common shares under the NCIB, as well as interest payments of $0.9 million. Net cash used in financing activities for the three months ended December 31, 2024 largely consisted of $35.0 million of Credit Facility repayments, dividend payments of $11.1 million and $3.9 million paid to purchase common shares under the NCIB, as well as interest payments of $1.0 million.

Year ended December 31, 2025, compared to year ended December 31, 2024

Operating cash flow for the year ended December 31, 2025 was $312.8 million, an annual record and an increase of 47% from $213.5 million in the prior year. The increase was largely driven by higher cash flows from streams and related interests and royalties driven by higher realized metal prices, as well as higher deliveries and attributable royalty ounces.

Net cash used in investing activities for the year ended December 31, 2025 was $218.0 million, compared to $82.0 million in the prior year. Net cash used in investing activities in 2025 largely consisted of the cash component of the acquisition of Orogen and its 1.0% NSR royalty on the Arthur Gold project in Nevada for $127.9 million, the acquisition of the Sierra Sun Streams for $35.0 million, the acquisition of the Tres Quebradas lithium royalty for $28.0 million and the acquisition of an additional 1.5% GR royalty on the Johnson Camp Mine for $4.0 million, partially offset by proceeds from the sale of various equity investments and the $4.3 million recovery on loan receivables from Elevation Gold. Net cash used in investing activities in 2024 included the acquisition of the Allied Streams and Allied Initial Ounces for $53.0 million, the acquisition of the Additional Tamarack Royalty for $8.0 million, $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest and $2.0 million of funding for the Prieska GRR, partially offset by proceeds from the sale of investments of $3.1 million.

Management's Discussion & Analysis

Net cash used in financing activities for the year ended December 31, 2025 was $59.9 million, compared to $112.6 million in the prior year. Net cash used in financing activities in 2025 largely consisted of $45.8 million of dividend payments and $9.0 million paid to purchase shares under the NCIB. Net cash from financing activities in 2024 largely consisted of $57.0 million in net Credit Facility repayments, $43.3 million of dividend payments, $8.9 million paid to purchase shares under the NCIB and interest payments of $4.7 million.

Year ended December 31, 2024, compared to year ended December 31, 2023

Operating cash flow was $213.5 million for the year ended December 31, 2024, compared to $154.1 million in the prior year. The increase was largely driven by higher cash flows from streams and related interests and attributable royalties as a result of higher realized metal prices, along with higher metal deliveries and higher attributable royalty ounces.

Net cash used in investing activities was $82.0 million for the year ended December 31, 2024, compared to $213.0 million for the same period in the prior year. Net cash used in investing activities in 2024 included the acquisition of the Allied Streams and the Allied Initial Ounces for $53.0 million, acquisition of the Additional Tamarack Royalty for

$8.0 million and $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest, partially offset by proceeds from the sale of various equity investments of $3.1 million. Net cash used in investing activities in 2023 included $146.0 million in net cash outflows pursuant to the Maverix acquisition, $16.6 million for the acquisition of an additional NSR royalty interest in Stawell, $13.5 million for the Agbaou NSR royalty, $5.5 million of funding for the Johnson Camp Mine GR royalty, $3.4 million of funding for the Prieska GRR and $3.7 million for the Thunder Bay North NSR royalty, partially offset by $1.7 million of proceeds from the Eastern Borosi royalty buyback.

Net cash used in financing activities was $112.6 million for the year ended December 31, 2024, compared to net cash from financing activities of $5.1 million for the same period in the prior year. Net cash used in financing activities in 2024 largely consisted of $57.0 million in net Credit Facility repayments, $43.3 million of dividend payments, $8.9 million paid to purchase common shares under the NCIB and interest payments of $4.7 million. Net cash from financing activities in 2023 largely consisted of $57.0 million in net drawdowns from the Credit Facility to fund the Maverix acquisition and $16.8 million of proceeds from the exercise of options and warrants, dividend payments of $41.3 million and $20.7 million paid to purchase common shares under the NCIB, as well as interest payments of $6.2 million.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2025, our cash and cash equivalents were $71.3 million, compared to $36.2 million as at December 31, 2024. Significant variations in the liquidity and capital resources during the period are explained in the "Consolidated Statements of Cash Flows" section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

CREDIT FACILITY

The Company renewed and upsized its Credit Facility on April 22, 2025. The Company has a Credit Facility of $700.0 million with an additional uncommitted accordion of up to $300.0 million for a total availability of up to $1.0 billion, maturing on April 22, 2029. The Credit Facility is secured by the Company under a General Security Agreement. As at December 31, 2025, the Credit Facility balance was $nil.

Finance costs relating to the Credit Facility for the three months and year ended December 31, 2025 were $0.7 million and $4.0 million, respectively, including interest, amortization of debt issuance costs and standby fees. This compares to finance costs of $1.0 million and $5.5 million, respectively, for the three months and year ended December 31, 2024. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at December 31, 2025, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

QUARTERLY INFORMATION[1,2]

	2025				2024			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial measures:								
Cash and cash equivalents	71,284	8,914	81,770	18,757	36,245	23,602	21,063	29,361
Total assets	2,113,478	2,046,309	1,848,480	1,794,055	1,769,979	1,773,227	1,740,847	1,903,556
Revenue	118,916	93,456	94,087	82,245	74,213	73,669	63,581	57,528
Net earnings (loss)	76,832	61,916	55,736	45,521	41,280	29,649	(111,437)	17,424
Earnings (loss) per share – basic and diluted	0.37	0.30	0.28	0.23	0.20	0.15	(0.55)	0.09
Operating cash flow	89,497	81,366	76,114	65,854	63,473	61,798	49,357	38,875
Operating cash flow per share – basic	0.43	0.39	0.38	0.33	0.32	0.31	0.25	0.19
GEOs	28,757	27,037	28,682	28,761	27,864	29,773	27,192	27,794
Non-IFRS measures[3]:								
Adjusted Net Earnings	67,561	49,292	47,935	40,677	36,252	28,327	22,903	22,180
Adjusted Net Earnings per share	0.33	0.24	0.24	0.20	0.18	0.14	0.11	0.11
Adjusted EBITDA	101,000	78,509	76,166	70,694	62,980	61,702	49,553	45,964
Average gold price[4]	4,135	3,457	3,280	2,860	2,663	2,474	2,338	2,070
Average silver price[5]	54.73	39.40	33.68	31.88	31.38	29.43	28.84	23.34

[1] All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.

[2] Sum of all the quarters may not add up to the annual total due to rounding.

[3] Adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see "Non-IFRS Financial Performance Measures" in this MD&A.

[4] Based on the LBMA PM fix.

[5] Based on the LBMA fix.

In the fourth quarter of 2025, we achieved record revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo and El Mochito. We also divested the El Mochito silver stream, recognizing a gain of $5.4 million. In the third quarter of 2025, we completed the acquisition of Orogen and its 1.0% NSR royalty on the Arthur gold project in Nevada and acquired a portfolio of royalties on the Minera Florida gold mine in Chile. In the second quarter of 2025, we renewed and upsized our Credit Facility and acquired an additional 1.5% GR on the Johnson Camp Mine. In the first quarter of 2025, we completed the acquisition of the Tres Quebradas lithium royalty and the Sierra Sun Streams.

In the fourth quarter of 2024, we achieved significant growth in revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo, Northparkes and Buriticá. In the third quarter of 2024, we completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of an additional royalty on the Tamarack project. In the first quarter of 2024, we reached a settlement on the Kensington royalty litigation with Coeur, which subsequently began paying.

COMMITMENTS AND CONTINGENCIES

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of December 31, 2025, we had significant commitments to make per ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following table:

Mineral interest	Commodity	Inception date	Unit	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[8]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[9]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Prepaid interests						
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Commercial conditions milestones[10]

[1] 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

[2] 25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.

[3] 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.

[4] The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine's total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine's production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65.0 million.

[5] Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

[6] 70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.

[7] 54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.

[8] 3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.

[9] 3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

[10] On and after September 27, 2031, and the delivery of 50,000 ounces of gold.

($ thousands)	Less than 1 year	1–3 years	3–5 years	Total
Undiscounted lease obligation[1]	$ 463	$ 799	$ 357	$ 1,619
Amounts payable and other liabilities	35,322	–	–	35,322
Stand-by fees[2]	2,030	4,066	623	6,719
	$ 37,815	$ 4,865	$ 980	$ 43,660

[1] We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.

[2] Represents standby charges on the Credit Facility, which matures on April 22, 2029.

Investments in Stream and Royalty Interests

As of December 31, 2025, we had commitments related to the acquisition of streams and royalties as detailed below:

Company	Project (Asset)	Payments	Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Barrick Gold Corporation[3]	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.[4]	Prieska Copper-Zinc Mine (Gold and Silver Stream)	$80 million	Conditional upon certain conditions

[1] Kemess stream agreement is with Aurico Metals Inc., a subsidiary of Centerra Gold Inc.

[2] Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals inc. (**"Silvercorp"**). The payment of the deferred equity consideration is payable to Silvercorp.

[3] Subsequent to year end, Skeena Gold + Silver announced that it had completed the permitting process for its Eskay Creek Gold-Silver Project. Receipt of permits to advance Eskay Creek into commercial production triggered the payment of contingent consideration to Barrick Gold Corporation (**"Barrick"**) of $6 million. Following this payment, remaining additional contingent consideration payment obligations owed to Barrick of up to $4 million will continue to be outstanding.

[4] Upon the condition of obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag's satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the stream agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

OFF-BALANCE SHEET ARRANGEMENTS OR COMMITMENTS

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under "Contractual Obligations and Commitments".

CONTINGENCIES

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 17 to the Annual Financial Statements for further details on contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

RISK AND RISK MANAGEMENT

OVERVIEW

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of often competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

- Identify, assess and communicate our key risks;
- Integrate risk management into strategic priorities and plans;
- Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;
- Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;
- Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;
- Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and
- Provide assurance to the Chief Executive Officer and the Audit & Risk Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

BOARD OF DIRECTORS AND AUDIT & RISK COMMITTEE OVERSIGHT

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of Triple Flag's board of directors (the **"Board"**) and Audit & Risk Committee. The Board's mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit & Risk Committee assists the Board in overseeing the Company's management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company's financial position and risk management programs. The Audit & Risk Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

MANAGEMENT OVERSIGHT

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make well-informed decisions and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

KEY RISK FACTORS

- Fluctuations in commodity prices;
- The passive nature of our investments – we have limited to no control over the operation of the properties in which we hold an interest, or an operator's failure to perform or their decision to cease or suspend operations;
- Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment in establishing forward-looking outlooks as we seek to set guidance for our investors;
- Revenue concentration – a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;
- Future pandemics and public health emergencies;
- The impact of global financial conditions such as inflation and changes in the U.S. dollar and interest rates;
- Our liquidity profile, including level of indebtedness;
- Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do, or may in the future carry on, business;
- Changing or increasing regulatory requirements, including increasing taxes, the imposition of tariffs, or other measures;
- Our ability to maintain appropriate internal control over financial reporting and disclosure; and
- Our reliance on information and plans, including mine plans, from counterparties for our guidance that are based on estimates, including mineral reserves and resources, and assumptions and interpretations that may not prove to be correct.

For additional information about these risks and others, see the "Risk Factors" section of the Company's most recent annual information form available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the "Forward-Looking Information" section in this MD&A.

DISCLOSURE CONTROLS & PROCEDURES

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the **"U.S. Exchange Act"**), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the **"SEC"**) and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of December 31, 2025.

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company's internal control framework was designed based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

There was no change in the Company's internal controls over financial reporting that occurred during the three months and year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2025, using the COSO framework. Based on management's assessment, the Company's internal control over financial reporting was effective as at December 31, 2025. The effectiveness of the Company's internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report, which is located on page 3 of the Company's Annual Financial Statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS ACCOUNTING STANDARDS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and the Board, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE WHICH ARE APPLICABLE TO THE COMPANY

Amendments to IFRS 9 *Financial Instruments* **("IFRS 9") and IFRS 7** *Financial Instruments: Disclosures* **("IFRS 7")**

The International Accounting Standards Board ("**IASB**") has issued amendments that allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at Fair value through other comprehensive income ("**FVOCI**") and financial instruments containing contingent features. These changes are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter. The Company has determined that this amendment will not have a material effect on the Company's financial position.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features. As the Company does not hold any FVOCI-designated equities and has no material contingent payment features in its financial instruments, these new disclosures will have limited impact.

IFRS 18 *Presentation and Disclosures in Financial Statements* **("IFRS 18")**

IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures ("**MPMs**") and requirements to improve the aggregation and disaggregation of information in the financial statements. Amendments to IAS 7 Cash Flows were issued concurrently as a result of the new subtotals introduced in the statement of profit or loss. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company's primary financial statements but is not expected to have a material impact on the measurement of net earnings or cash flows.

The adoption of IFRS 18 will reshape the presentation of the Company's financial statements but is not expected to affect the measurement of net earnings or cash flows. IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company's financial statement presentation, disclosures and internal controls.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of the Company's accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year and key judgments used in the preparation of these consolidated financial statements are discussed below.

MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES AND DEPLETION

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company's assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company's consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves includes the volume and timing of future metal deliveries, which impacts rates of depletion and recoverability of the carrying value of the mineral interests.

In determining these estimates, the Company relies on information to which it is entitled under contracts with operators and/or public disclosures of Mineral Resources and Mineral Reserves information from the mine operators for specific properties.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

- estimates of mine operating costs;
- foreign exchange rates and commodity prices;
- terms for offtake agreements;
- future development costs; and
- geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

- the size of the land package applicable to the agreement;
- the cost and intensity of exploration programs proposed by the mine operator;
- geological structures; and
- ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

IMPAIRMENT

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal include, but are not limited to, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalties and streams could impact the impairment or impairment reversal analysis.

As at December 31, 2025, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Côte d'Ivoire, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company's taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations, which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

- impairment charges, write-downs and reversals, including expected credit losses;
- gain/loss on sale or disposition of assets/mineral interests;
- foreign currency translation gains/losses;
- increase/decrease in fair value of investments, prepaid gold interests and other;
- other non-recurring charges; and
- impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests

and other, and non-recurring charges, do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management's internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED NET EARNINGS

	Three months ended December 31,		Year ended December 31,	
($ thousands, except share and per share information)	2025	2024	2025	2024
Net earnings (loss)	$ 76,832	$ 41,280	$ 240,005	$ (23,084)
Impairment (reversal) charges and expected credit losses[1]	–	–	(4,300)	148,034
Gain on disposition of mineral interests	(5,354)	–	(6,710)	–
Foreign currency translation (gain) loss	(51)	(76)	414	(181)
Increase in fair value of investments, prepaid gold interests and other	(20,687)	(7,249)	(46,233)	(12,775)
Other non-recurring charges[2]	10,299	–	10,299	–
Income tax effect	6,522	2,297	11,990	(2,387)
Adjusted net earnings	$ 67,561	$ 36,252	$ 205,465	$ 109,607
Weighted average shares outstanding – basic	206,561,183	201,367,681	203,618,559	201,304,234
Weighted average shares outstanding – diluted	207,165,115	201,677,897	204,071,985	201,304,234
Net earnings per share – basic	$ 0.37	$ 0.20	$ 1.18	$ (0.11)
Net earnings per share – diluted	0.37	0.20	1.18	(0.11)
Adjusted net earnings per share – basic and diluted	$ 0.33	$ 0.18	$ 1.01	$ 0.54

[1]   Impairment reversals for the year ended December 31, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the year ended December 31, 2024 are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.

[2]   During the quarter and year ended December 31, 2025, the Company incurred $10.3 million (2024: nil) to settle a review of past transactions between the Company and Evolution, the operator of the Northparkes mine.

FREE CASH FLOW

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold and other interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended December 31,		Year ended December 31,	
($ thousands)	**2025**	2024	**2025**	2024
Operating cash flow	$ **89,497**	$ 63,473	$ **312,832**	$ 213,503
Acquisition of other assets	**—**	—	**—**	—
Free cash flow	$ **89,497**	$ 63,473	$ **312,832**	$ 213,503

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

- income tax expense;
- finance costs, net;
- depletion and amortization;
- impairment charges, write-downs and reversals, including expected credit losses;
- gain/loss on sale or disposition of assets/mineral interests;
- foreign currency translation gains/losses;
- increase/decrease in fair value of investments, prepaid gold interests and other;
- non-cash cost of sales related to prepaid gold interests and other; and
- other non recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or "multiple" that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other, and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow by excluding these amounts from the calculation, as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

RECONCILIATION OF NET EARNINGS TO ADJUSTED EBITDA

		Three months ended December 31,			Year ended December 31,	
($ thousands)		**2025**	2024		**2025**	2024
Net earnings (loss)	$	**76,832**	$ 41,280	$	**240,005**	$ (23,084)
Finance costs, net		**575**	901		**3,459**	5,073
Income tax expense		**13,787**	6,064		**29,353**	10,314
Depletion and amortization		**19,468**	19,271		**79,578**	75,900
Impairment (reversal) charges and expected credit losses[1]		**–**	–		**(4,300)**	148,034
Non-cash cost of sales related to prepaid gold interests and other		**6,131**	2,789		**19,149**	16,919
Gain on disposition of mineral interests		**(5,354)**	–		**(6,710)**	–
Foreign currency translation (gain) loss		**(51)**	(76)		**414**	(181)
Increase in fair value of investments, prepaid gold interests and other		**(20,687)**	(7,249)		**(46,233)**	(12,775)
Other non-recurring charges[2]		**10,299**	–		**10,299**	–
Adjusted EBITDA	$	**101,000**	$ 62,980	$	**325,014**	$ 220,200

[1]   Impairment reversals for the year ended December 31, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the year ended December 31, 2024 are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.

[2]   During the quarter and year ended December 31, 2025, the Company incurred $10.3 million (2024: nil) to settle a review of past transactions between the Company and Evolution, the operator of the Northparkes mine.

GROSS PROFIT MARGIN AND ASSET MARGIN

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess the profitability of our metal sales and asset margin to evaluate our performance in increasing revenue and containing costs, and to provide a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

		Three months ended December 31,			Year ended December 31,	
($ thousands except Gross profit margin and Asset margin)		**2025**	2024		**2025**	2024
Revenue	$	**118,916**	$ 74,213	$	**388,704**	$ 268,991
Less: Cost of sales		**(32,327)**	(27,829)		**(125,786)**	(113,781)
Gross profit		**86,589**	46,384		**262,918**	155,210
Gross profit margin		**73%**	63%		**68%**	58%
Gross profit	$	**86,589**	$ 46,384	$	**262,918**	$ 155,210
Add: Depletion		**19,401**	19,186		**79,255**	75,554
Add: Non-cash cost of sales related to prepaid gold interests and other		**6,131**	2,789		**19,149**	16,919
		112,121	68,359		**361,322**	247,683
Revenue		**118,916**	74,213		**388,704**	268,991
Asset margin		**94%**	92%		**93%**	92%

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

Additional information related to Triple Flag, including the Company's most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain Triple Flag stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology, which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company's annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company's portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company's interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under the heading "2026 Guidance" in this MD&A); expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company's interests; statements relating to ongoing discussions, negotiations and proceedings with Steppe Gold and the results of those discussions, negotiations and proceedings (including any legal enforcement); and the expected benefits and deliveries under the Settlement Agreement. Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.

Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption "Risk Factors" in our most recently filed annual information form, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

CAUTIONARY STATEMENT TO U.S. INVESTORS

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the SEC under subpart 1300 of Regulation S-K ("**S-K 1300**"). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

TECHNICAL AND THIRD-PARTY INFORMATION

Triple Flag does not own, develop or mine the underlying properties on which it holds stream, royalty or other similar interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Triple Flag Precious Metals Corp.'s (**"Triple Flag"**) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States *Securities Exchange Act of 1934*, as amended.

Triple Flag's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2025. Triple Flag's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (**"COSO"**). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ Sheldon Vanderkooy
Chief Executive Officer

/s/ Eban Bari
Chief Financial Officer

February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of cash flows and of changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

BASIS FOR OPINIONS

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CRITICAL AUDIT MATTERS

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

ASSESSMENT OF INDICATORS OF IMPAIRMENT OF MINERAL INTERESTS

As described in notes 3, 4 and 11 to the consolidated financial statements, the carrying value of mineral interests amounted to $1,894 million as of December 31, 2025. Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable. If impairment indicators exist, management estimates the recoverable amount at the cash-generating unit (CGU) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests. Management applies significant judgment in assessing whether impairment indicators exist, including, among others, significant adverse changes to: (i) future production estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment of mineral interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment which would require an impairment analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of indicators of impairment related to significant changes in future production estimates, current and forecast commodity prices, industry or economic trends, and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment of mineral interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of impairment indicators for a sample of mineral stream and royalty agreements, related to significant adverse changes to: (i) future production estimates, (ii) current or forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information, by considering: (i) current and past performance of the mineral stream or royalty; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant operator information; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2026

We have served as the Company's auditor since 2018.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at December 31, ($US thousands)		2025		2024
ASSETS				
Cash and cash equivalents (Note 7)	$	**71,284**	$	36,245
Amounts receivable and other (Note 8)		**22,772**		16,953
Inventory (Note 9)		**4,665**		3,835
Prepaid gold interests and other (Note 10)		**33,537**		14,252
Investments (Note 10)		**17,421**		3,010
Income tax receivable		**–**		1,066
Loan receivable		**3,118**		284
Current assets		**152,797**		75,645
Mineral interests (Note 11)		**1,894,470**		1,646,634
Prepaid gold interests and other (Note 10)		**57,478**		35,287
Deferred income tax (Note 20)		**5,870**		8,446
Loan receivable		**–**		1,500
Other assets		**2,863**		2,467
Non-current assets		**1,960,681**		1,694,334
TOTAL ASSETS	$	**2,113,478**	$	1,769,979
LIABILITIES AND EQUITY				
Liabilities				
Amounts payable and other liabilities (Note 13)	$	**35,073**	$	23,090
Income tax payable		**3,495**		3,718
Lease obligation		**379**		318
Current liabilities		**38,947**		27,126
Deferred income tax (Note 20)		**20,071**		2,934
Lease obligation		**1,084**		1,373
Other non-current liabilities (Note 21)		**8,159**		2,826
Non-current liabilities		**29,314**		7,133
Shareholders' equity				
Share capital (Note 22)		**1,864,823**		1,744,341
Retained earnings (deficit)		**164,950**		(23,773)
Other		**15,444**		15,152
		2,045,217		1,735,720
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**2,113,478**	$	1,769,979

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/Sheldon Vanderkooy   **/s/Susan Allen**
Director   Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, ($US thousands, except per share information)		2025		2024
Revenue (Note 26)	$	**388,704**	$	268,991
Cost of sales				
Cost of sales excluding depletion		**(46,531)**		(38,227)
Depletion		**(79,255)**		(75,554)
Gross profit		**262,918**		155,210
General administration costs (Note 15)		**(30,452)**		(21,755)
Business development costs (Note 15)		**(5,648)**		(3,405)
Impairment reversal (charges) and expected credit losses (Note 12)		**4,300**		(148,034)
Other expenses (Note 13)		**(10,299)**		–
Operating income (loss)		**220,819**		(17,984)
Increase in fair value of investments, prepaid gold interests and other (Note 10)		**46,233**		12,775
Gain on disposition of mineral interests (Note 11)		**6,710**		–
Finance costs, net (Note 16)		**(3,459)**		(5,073)
Sustainability initiatives		**(531)**		(903)
Foreign currency translation (loss) gain		**(414)**		181
Other expenses		**–**		(1,766)
Other income		**48,539**		5,214
Earnings (loss) before income taxes		**269,358**		(12,770)
Income tax expense (Note 20)		**(29,353)**		(10,314)
Net earnings (loss)	$	**240,005**	$	(23,084)
Earnings (loss) per share (Note 29)				
Basic	$	**1.18**	$	(0.11)
Diluted	$	**1.18**	$	(0.11)
Net earnings (loss)	$	**240,005**	$	(23,084)
Other comprehensive income				
Items that may be reclassified to profit or loss in subsequent periods				
Increase in fair value of derivatives designated as cash flow hedge	$	**1,493**	$	–
Tax recovery relating to changes in fair value of derivatives		**(396)**		–
Other comprehensive income		**1,097**		–
Total comprehensive income (loss)	$	**241,102**	$	(23,084)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, ($US thousands)		2025		2024
Operating activities				
Net earnings (loss)	$	**240,005**	$	(23,084)
Adjustments for the following items:				
Depletion		**79,255**		75,554
Non-cash cost of sales from prepaid gold interests and other (Note 10)		**19,149**		16,919
Amortization		**323**		346
Impairment (reversal) charges and expected credit losses		**(4,300)**		148,034
Gain on disposal of mineral interests		**(6,710)**		–
Increase in fair value of investments, prepaid gold interests and other (Note 10)		**(46,233)**		(12,775)
Stock-based compensation expense		**292**		422
Income tax expense		**29,353**		10,314
Finance and other costs, net		**3,873**		4,991
Operating cash flow before working capital and taxes		**315,007**		220,721
Income taxes paid, net		**(11,577)**		(6,992)
Change in working capital (Note 28)		**9,402**		(226)
Operating cash flow		**312,832**		213,503
Investing activities				
Acquisition of mineral interests (Note 11)		**(218,619)**		(57,489)
Proceeds on disposal of mineral interests		**2,000**		366
Proceeds on sale of investments		**2,017**		3,083
Recovery (acquisition) of loan receivables		**4,300**		(14,639)
Acquisition of prepaid gold interests, investments and other (Note 10)		**(7,669)**		(13,281)
Net cash used in investing activities		**(217,971)**		(81,960)
Financing activities				
Proceeds from issuance of debt (Note 14)		**113,000**		63,000
Repayments of debt (Note 14)		**(113,000)**		(120,000)
Proceeds from exercise of stock options		**146**		1,758
Normal course issuer bid (**"NCIB"**) purchase of common shares (Note 22)		**(9,013)**		(8,917)
Dividends paid (Note 22)		**(45,845)**		(43,279)
Repayments and interest on lease obligation		**(457)**		(431)
Payment of interest and other		**(3,056)**		(4,731)
Debt issue costs		**(1,633)**		–
Net cash used in financing activities		**(59,858)**		(112,600)
Effect of exchange rate changes on cash and cash equivalents		**36**		(77)
Increase in cash and cash equivalents during the year		**35,039**		18,866
Cash and cash equivalents at beginning of the year		**36,245**		17,379
Cash and cash equivalents at end of the year	$	**71,284**	$	36,245

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($US thousands, except share information)	Common Shares		Share Capital		Retained Earnings (Deficit)		Accumulated Other Comprehensive Income		Other		Total
At January 1, 2024	201,353,962	$	1,749,180	$	46,831	$	—	$	14,730	$	1,810,741
Issuance of shares from exercise of stock options	473,081		(163)		—		—		—		(163)
NCIB and automatic share purchase plan (**"ASPP"**) purchase of common shares (Note 22)	(615,200)		(4,676)		(4,241)		—		—		(8,917)
Stock-based compensation expense	—		—		—		—		422		422
Net loss	—		—		(23,084)		—		—		(23,084)
Dividends	—		—		(43,279)		—		—		(43,279)
Balance at December 31, 2024	201,211,843	$	1,744,341	$	(23,773)	$	—	$	15,152	$	1,735,720
At January 1, 2025	**201,211,843**	$	**1,744,341**	$	**(23,773)**	$	**—**	$	**15,152**	$	**1,735,720**
Issuance of shares from exercise of stock options	204,634		(1,253)		—		—		—		(1,253)
Shares issued to Orogen shareholders	5,633,629		125,311		—		—		—		125,311
NCIB and ASPP purchase of common shares (Note 22)	(518,300)		(3,576)		(5,437)		—		—		(9,013)
Stock-based compensation expense	—		—		—		—		292		292
Net earnings	—		—		240,005		—		—		240,005
Dividends	—		—		(45,845)		—		—		(45,845)
Other comprehensive income	—		—		—		1,097		—		1,097
Reclassification of hedge reserve to cost of acquired asset	—		—		—		(1,097)		—		(1,097)
Balance at December 31, 2025	**206,531,806**	$	**1,864,823**	$	**164,950**	$	**—**	$	**15,444**	$	**2,045,217**

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. NATURE OF OPERATIONS

Triple Flag Precious Metals Corp. ("**TF Precious Metals**") was incorporated on October 10, 2019, under the *Canada Business Corporations Act*. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2025 and 2024 comprise TF Precious Metals and its wholly owned subsidiaries (together, the "**Company**" or "**Triple Flag**").

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Côte d'Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. BASIS OF PRESENTATION

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("**IFRS Accounting Standards**"). There were no new accounting standards effective January 1, 2025 that had a material impact on the Company's consolidated financial statements as at December 31, 2025. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals (the "**Board**") on February 18, 2026.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

A. CONSOLIDATION PRINCIPLES

These consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries. Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, revenues and expenses are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations as at December 31, 2025 are as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Triple Flag Nevada Inc.	Canada	100%
Maverix Metals Inc.	Canada	100%
Maverix Metals (Australia) Pty Ltd.	Australia	100%
Maverix Metals (Nevada) Inc.	United States	100%

B. FOREIGN CURRENCY

The presentation and functional currency of the Company is the United States dollar ("**USD**"). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

- revenues are based on commodities that are actively traded and denominated in USD;
- the cash component of cost of sales is linked to commodity prices that are denominated in USD;
- the capital management strategy is aimed at keeping the majority of the Company's cash balances in USD;
- capital is raised in USD; and
- investments are made predominantly in USD.

Foreign currency transactions are translated into the entity's functional currency using the exchange rate prevailing on the date of the applicable transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation, at the closing exchange rate at the end of the reporting period, of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

C. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

D. INVENTORY

Precious metals delivered under a precious metal purchase and sale agreement, prepaid gold agreements and other metal delivery agreements are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered under a stream agreement, and the fair value of metal delivered under a prepaid gold interest or other agreement. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in, first-out basis.

E. MINERAL INTERESTS

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company's interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management's view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests in projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, *Property, Plant and Equipment* (**"IAS 16"**). They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, *Exploration for and Evaluation of Mineral Resources* (**"IFRS 6"**).

The cost of a mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, an allocation of the cost to each commodity is based on the discounted, expected and modeled relative cash flows from each commodity in the arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources are recorded as a depletable asset on the acquisition date. Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (**"converted resources"**).

The Company uses the following factors in its assessment of technical feasibility and commercial viability:

- Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.

- Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

- Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Reserves and Mineral Resources information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company's attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (**"LOM"**) models specifically associated with the mineral properties, which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and the portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company's best estimate of the volumes to be delivered under the contract. The Company relies on information to which it is entitled under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects begins when revenue generating activities begin.

Impairment

Management assesses at the end of each reporting period whether there are any indicators of impairment, where the carrying value of mineral interests is less than its recoverable amount (**"impairment indicators"**). Management also assesses if there is a reversal or partial reversal of impairment indicators for an impairment loss previously recognized. If impairment indicators exist, management estimates the recoverable amount at the cash generating unit (**"CGU"**) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests, in accordance with IAS 36, *Impairment of Assets* (**"IAS 36"**).

Management applies significant judgment in assessing whether impairment indicators exist including, but not limited to, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends and (iv) other relevant operator information.

Where impairment indicators are identified, a CGU's carrying amount is written down to its estimated recoverable amount if the CGU's carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the CGU is the greater of its fair value less cost of disposal (**"FVLCD"**) and value in use (**"VIU"**). In determining the recoverable amount, the Company focuses on FVLCD, as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's-length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from a CGU. Impairment charges are included in the "Impairment charges and expected credit losses" line within the consolidated statements of comprehensive income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist, in accordance with IFRS 6. An impairment loss is recognized when the CGU's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or production stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of comprehensive income.

F.   INCOME TAXES

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of comprehensive income except to the extent that they relate to business combination items recognized in other comprehensive income or directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
- temporary differences related to investments in subsidiaries, to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

G. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue comprises revenues from the sale of commodities received under stream and related interests and revenues directly earned from royalty interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company's activities.

For streaming and prepaid gold interests and other metal delivery agreements, gold, silver and diamonds acquired from the mine operator are sold by the Company to external customers. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer's account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer, and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the price for the commodity, and payment of the transaction price is generally due immediately upon delivery.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risks and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, under the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

H. COST OF SALES EXCLUDING DEPLETION

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, including inventory delivered under a prepaid gold interest.

I. FINANCIAL INSTRUMENTS

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company's consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as fair value and subsequently measured at: amortized cost; fair value through other comprehensive income ("**FVOCI**") – debt investment; or fair value through profit and loss ("**FVTPL**"). The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except upon a change in the Company's business model for managing financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases are sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a) Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

- the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairments are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable.

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 60 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and held for sale are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b) Prepaid gold interest and other

The Company purchases certain estimated amounts of gold and silver by providing an initial deposit that is recorded as prepaid gold or other interests. Prepaid gold and other interests meet the definition of a financial asset in accordance with financial instrument standards and are classified as FVTPL. The Company values the level 3 instruments using discounted cash flow models that incorporate long-term pricing for gold and silver as key inputs and apply a market-adjusted discount rate. The prepaid gold and other interests are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized in "Increase in fair value of investments, prepaid gold interests and other" in the consolidated statements of comprehensive income. Prepaid gold and other deliveries are recorded in inventory on the delivery date. At the time such gold or silver inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c) Equity instruments

The Company classifies and measures all equity instruments as held at FVTPL, with changes in the fair value recognized in "Increase in fair value of investments, prepaid gold interests and other" in the consolidated statements of comprehensive income. Equity instruments include equity investments and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except upon a change in the Company's business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligations and debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses ("**ECLs**") on financial assets measured at amortized cost.

The approach in IFRS 9, *Financial Instruments* ("**IFRS 9**") is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the expected credit losses, financial assets have been grouped based on shared credit risk characteristics and days past due.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, but not limited to, production results, operating costs, commodity prices and capital requirements. Triple Flag considers both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables.

Loans receivable and receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, but are not limited to, the failure of a debtor to engage in a repayment plan and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges and expected credit losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item when cash is received.

Derecognition
Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership, and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, canceled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

J.   RELATED PARTY TRANSACTIONS

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

K. EARNINGS PER SHARE

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of the common shares are assumed to be exercised, and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

L. SEGMENT REPORTING

The Company's business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams, royalties and other mineral interests. The Company's chief operating decision-maker, the Chief Executive Officer ("**CEO**"), makes capital allocation decisions, reviews operating results and assesses performance.

M. STOCK-BASED COMPENSATION

The Company offers equity-settled (Stock Option Plan ("**SOP**")) and cash-settled (Restricted Share Units ("**RSUs**"), Performance Share Units ("**PSUs**") and Deferred Share Units ("**DSUs**")) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as "graded" vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate, which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at the fair value of the underlying shares at each reporting period subject to forfeitures and graded vesting. The change in both the fair value of the underlying shares and the recognition of the liability over the vesting period is recorded as an expense in general administration costs.

Stock option plan

Under the Company's SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board. The exercise price is the higher of the fair market value of a common share as of the grant date or the volume weighted average trading price of the common shares on the New York Stock Exchange ("**NYSE**") on the five trading days immediately prior to the grant date. The grant date is the date on which the details of the award, including the number of options granted to the individual and the exercise price, are approved by the Board and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company's RSU plan, employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have either a 36-month cliff vesting period or vest over a period of 36 months in three equal tranches, depending on the grant year. All RSUs are settled in cash on the vesting date and additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Performance share units

Under the Company's PSU plan, employees and officers are granted PSUs where each PSU has a value equal to one common share. The PSUs have a 36 month cliff vesting period and are settled in cash 36 months after the grant date. The PSUs have a corresponding 36-month performance period. The Performance Vesting Condition for this award is based on certain performance measures compared to the Company's peer group over the Performance Period. The number of the Participant's PSUs granted under this award that will vest on the Vesting Date will be adjusted by the application of the Performance Factor. Additional PSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for PSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value, factoring in the share price as well as the Performance Factor. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Deferred share units

Under the Company's DSU plan, most Directors receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director's elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on the grant date, with a corresponding charge to employee costs, as a component of general administration costs.

N.   DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

Derivative instruments are recorded at fair value on the balance sheet, with the classification based on contractual maturity. Derivative instruments are classified as hedges of fair value of recognized assets or liabilities or firm commitments (**"fair value hedges"**), hedges of highly probable forecasted transactions (**"cash flow hedges"**) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Cash flow hedges

Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flow are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (**"OCI"**). The gain or loss relating to the ineffective portion is recognized in Net earnings (loss). Amounts accumulated in OCI are transferred to Net earnings (loss) in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. When a derivative designated as a cash flow hedge expires or is sold and the forecast transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in Net earnings (loss) when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to Net earnings (loss).

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments and estimates that affect the application of the Company's accounting policies, as described in Note 3. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses at the date of, or for the reporting period presented by, the consolidated financial statements. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities, and earnings, within the next financial year and key judgments used in the preparation of these consolidated financial statements are discussed below.

MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES AND DEPLETION

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company's assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company's consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves includes the volume and timing of future metal deliveries, which impacts rates of depletion and recoverability of the carrying value of the mineral interests.

In determining these estimates, the Company relies on information to which it is entitled under contracts with operators and/or public disclosures of Mineral Resources and Mineral Reserves information from the mine operators for specific properties.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

· estimates of mine operating costs;

· foreign exchange rates and commodity prices;

· terms for offtake agreements;

· future development costs; and

· geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

- the size of the land package applicable to the agreement;
- the cost and intensity of exploration programs proposed by the mine operator;
- geological structures; and
- ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

IMPAIRMENT

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal include, but are not limited to, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty and streams could impact the impairment or impairment reversal analysis.

As at December 31, 2025, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed, other than as described below.

During the year ended December 31, 2025, Triple Flag recorded a reversal of impairment losses amounting to $4.3 million, relating to the previous impairments taken on the Elevation Gold Mining Corporation (**"Elevation Gold"**) loan receivables, following a recovery under a formal *Companies' Creditors Arrangement Act* (**"CCAA"**) process. The impairment reversal was recognized in profit or loss under "Impairment (reversal) charges and expected credit losses".

INCOME TAXES

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Côte d'Ivoire, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company's taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from the forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

5. ADOPTION OF ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE COMPANY AS AT DECEMBER 31, 2025

Amendments to IFRS 9 *Financial Instruments* **("IFRS 9") and IFRS 7** *Financial Instruments: Disclosures* **("IFRS 7")**

The International Accounting Standards Board ("**IASB**") has issued amendments that allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at FVOCI and financial instruments containing contingent features. These changes are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter. The Company has determined that this amendment will not have a material affect on the Company's financial position.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features. As the Company does not hold any FVOCI-designated equities and has no material contingent payment features in its financial instruments, these new disclosures will have limited impact.

IFRS 18 *Presentation and Disclosures in Financial Statements* **("IFRS 18")**

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures ("**MPMs**") and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing and financing. Concurrent amendments to IAS 7 Cash Flows align with these new subtotals, so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company's primary financial statements but is not expected to have a material impact on the measurement of net earnings or cash flows.

The adoption of IFRS 18 will reshape the presentation of the Company's financial statements but is not expected to affect the measurement of net earnings or cash flows. IFRS 18 will require additional note disclosures, such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company's financial statement presentation, disclosures and internal controls.

Notes to the Consolidated Financial Statements

6. KEY DEVELOPMENTS

DISPOSAL OF THE 25% SILVER STREAM ON EL MOCHITO

On October 30, 2025, Triple Flag entered into a binding settlement agreement with Kirungu Corporation ("**Kirungu**") and Ocean Partners UK Limited in respect of the outstanding amounts and silver deliveries under the stream agreement relating to the El Mochito mine in Honduras (the "**Settlement Agreement**"). Under the Settlement Agreement, the Company received on closing 350,000 ounces of silver to settle overdue deliveries under the original stream agreement dated January 1, 2019 between Maverix Metals Inc., Kirungu and American Pacific Honduras SA de CV, and is entitled to receive 20 subsequent monthly deliveries of 25,000 ounces of silver, payable on or before the 15th day of each calendar month, with the first such monthly delivery received on December 15, 2025.

The contractual right to receive metal deliveries meets the definition of a financial asset and is classified as FVTPL. This asset has been recognized within Note 10 *Prepaid gold interests, investments and other*. As a result of the Settlement Agreement, the stream arrangement was terminated, and the Company recognized a gain on disposal of the stream of $5.4 million in connection with this transaction.

ACQUISITION OF MINERA FLORIDA ROYALTIES (1.5% AND 0.8% NET SMELTER RETURNS ("NSR") ROYALTIES)

On August 27, 2025, Triple Flag acquired a portfolio of royalties (the "**Minera Florida Royalties**") on the Minera Florida gold mine in Chile, operated by Pan American Silver Corp., from unrelated third parties, for total cash consideration of $23.0 million. The portfolio consists of a 0.8% NSR royalty on the Agua Fria concessions, a 1.5% NSR royalty on the Mila concessions and a 1.5 % NSR royalty on the Los Moscos and Piche concessions.

ACQUISITION OF OROGEN ROYALTIES INC. ("OROGEN")

On July 9, 2025, Triple Flag completed the acquisition of all the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the "**Transaction**"). The acquisition did not meet the definition of a business combination under IFRS 3 *Business Combinations.* Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen's royalty assets, except for the 1.0% NSR royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company ("**Orogen Spinco**") as part of the Transaction. In conjunction with the completion of the Transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco (representing an approximate ownership interest of 11%). Subsequent to the acquisition, Orogen was renamed "Triple Flag Nevada Inc." and Orogen Spinco assumed the name of "Orogen Royalties Inc."

The balances acquired in the Transaction and components of the consideration were as follows:

	As at July 9, 2025
Cash and cash equivalents	$ 8,754
Amounts receivable	277
Arthur gold project royalty	255,839
Investment in Orogen Spinco	7,307
Amounts payable and other liabilities	(5,269)
Income tax payable	(6,420)
Total assets acquired, net of liabilities assumed	**$ 260,488**
Number of Triple Flag common shares issued to Orogen shareholders	5,633,629
Value of Triple Flag common shares issued to Orogen shareholders	$ 125,311
Cash consideration paid to Orogen shareholders[1]	123,818
Orogen Spinco cash investment	7,307
Transaction costs	4,052
Purchase consideration	**$ 260,488**

[1] Net of forward exchange gain of $1.1 million.

On April 23, 2025, Triple Flag entered into foreign exchange forward contracts for the acquisition of Orogen. These foreign exchange forward contracts, designated as cash flow hedges, had a combined notional value to sell US$130.4 million and buy C$180.0 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. The fair value of the foreign exchange forward contracts upon closing resulted in an after-tax gain of $1.1 million, which was recorded within mineral interests.

ACQUISITION OF AN ADDITIONAL 1.5% GROSS REVENUE ("GR") ROYALTY ON THE JOHNSON CAMP MINE

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P. ("**Greenstone**") on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. ("**Gunnison**") for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine.

ACQUISITION OF 0.5% GR ROYALTY ON THE TRES QUEBRADAS LITHIUM PROJECT

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

ACQUISITION OF 5% SILVER AND GOLD STREAMS ON THE ARCATA AND AZUCA MINES

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the "**Sierra Sun Streams**") operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There are no step-downs in stream rates.

ACQUISITION OF 3% GOLD STREAMS ON AGBAOU AND BONIKRO

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the "**Allied Streams**") operated by Allied Gold Corp. ("**Allied**") and also acquired the right to purchase metal based on production from January 1, 2024 to August 14, 2024 ("**Initial Allied Ounces**"), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Côte d'Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of approximately 2,500 to 2,750 ounces will be delivered and, under the Bonikro stream, an annual minimum of approximately 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the Initial Allied Ounces.

ACQUISITION OF ADDITIONAL TAMARACK ROYALTY

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (**"Talon"**), a wholly-owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (**"Additional Tamarack Royalty"**). The royalty is on Talon's participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

KENSINGTON ROYALTY LITIGATION SETTLEMENT

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (**"Coeur"**) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur's Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024 and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the consolidated statements of comprehensive income for the year ended December 31, 2024.

7. CASH AND CASH EQUIVALENTS

As at December 31,		2025		2024
Bank balances	$	29,032	$	25,205
Short-term deposits		42,252		11,040
Total cash and cash equivalents	$	71,284	$	36,245

Cash and cash equivalents include cash, short-term deposits and money market investments with original maturities of less than 90 days.

8. AMOUNTS RECEIVABLE AND OTHER

As at December 31,		2025		2024
Royalty receivables	$	21,543	$	16,022
Prepaid expenses		544		664
Value added tax recoverable		685		267
Total amounts receivable and other	$	22,772	$	16,953

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

9. INVENTORY

As at December 31,		2025		2024
Gold credits[1]	$	4,665	$	1,849
Silver credits[2]		–		1,986
Total inventory	$	4,665	$	3,835

[1] Represents 4,359 oz of gold (2024: 2,100 oz) and includes depletion of $3.0 million at December 31, 2025 (2024: $1.3 million).

[2] Represents nil oz of silver (2024: 180,000 oz) and includes depletion of $nil at December 31, 2025 (2024: $1.4 million).

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

10. PREPAID GOLD INTERESTS, INVESTMENTS AND OTHER

10A. PREPAID GOLD INTERESTS AND OTHER

As at December 31,		2025		2024
Auramet	$	65,320	$	46,082
El Mochito		23,125		—
Steppe Gold		2,570		3,457
Total prepaid gold interests and other		91,015		49,539
Current portion		33,537		14,252
Non-Current portion	$	57,478	$	35,287

For the year ended December 31, 2025, the Company recognized a gain of $37.4 million (2024: $14.3 million) as a result of changes in fair value of prepaid gold interests and other related instruments.

Auramet

The Prepaid Gold Interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. The remaining contractual ounces to be delivered as of December 31, 2025 are 27,500 ounces of gold. The Auramet Prepaid Gold Interest is accounted for as a financial asset at FVTPL and is classified as level 3 of the fair value hierarchy.

El Mochito

The Settlement Agreement requires 20 monthly deliveries of 25,000 ounces of silver each, with the first delivery received on December 15, 2025. The remaining contractual ounces to be delivered as of December 31, 2025 are 475,000 ounces of silver. The right to receive silver is accounted for as a financial asset at FVTPL and is classified as level 3 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. ("**Steppe Gold**") agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at FVTPL and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. Subsequently, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. On March 17, 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces under the Steppe Gold Prepaid Gold Interest Agreement.

The fair value of the prepaid gold interest as of December 31, 2025 was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute.

For the year ended December 31, 2025, Steppe Gold is also in arrears on stream deliveries of gold and silver production at the Altan-Tsagaan Ovoo ("**ATO**") mine in Mongolia under the Steppe Gold Stream Agreement. On September 10, 2025, Triple Flag International, a subsidiary of Triple Flag, issued, through its counsel, a demand letter to Steppe Gold requiring delivery of outstanding ounces under the Steppe Gold Stream Agreement. On October 7, 2025, Triple Flag International filed a Request for Arbitration, under the Steppe Gold Stream Agreement, with the International Court of Arbitration of the International Chamber of Commerce, requesting specific performance of the sale and delivery of the outstanding gold and silver ounces.

10B. INVESTMENTS

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the primary valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available. The fair value of the level 1 investments is $15.8 million (2024: $1.4 million) and the fair value of the level 3 investments is $1.6 million (2024: $1.6 million).

For the year ended December 31, 2025, the Company recognized a gain of $8.8 million (2024: loss of $1.5 million) as a result of changes in fair value of investments.

Triple Flag disposed of various equity investments during the year ended December 31, 2025 for cash proceeds of $2.0 million (2024: $3.1 million).

11. MINERAL INTERESTS

December 31, 2025	Mineral Streams		Royalties		Total[1]	
Cost						
As at January 1, 2025	$	1,404,393	$	846,879	$	2,251,272
Additions[2]		35,136		311,848		346,984
Disposals[3]		(18,988)		(644)		(19,632)
As at December 31, 2025	$	1,420,541	$	1,158,083	$	2,578,624
Accumulated depletion						
As at January 1, 2025	$	(487,633)	$	(117,005)	$	(604,638)
Depletion		(55,604)		(23,912)		(79,516)
As at December 31, 2025	$	(543,237)	$	(140,917)	$	(684,154)
Carrying value	$	**877,304**	$	**1,017,166**	$	**1,894,470**

December 31, 2024	Mineral Streams		Royalties		Total[1]	
Cost						
As at January 1, 2024	$	1,357,954	$	835,460	$	2,193,414
Additions[4]		46,439		11,785		58,224
Disposals		–		(366)		(366)
As at December 31, 2024	$	1,404,393	$	846,879	$	2,251,272
Accumulated depletion and impairments						
As at January 1, 2024	$	(337,290)	$	(83,071)	$	(420,361)
Depletion		(47,735)		(29,496)		(77,231)
Impairment charges[5]		(102,608)		(4,438)		(107,046)
As at December 31, 2024	$	(487,633)	$	(117,005)	$	(604,638)
Carrying value	$	**916,760**	$	**729,874**	$	**1,646,634**

[1] Includes $967.3 million (2024: $1,042.0 million) of depletable mineral interest and $926.8 million (2024: $605.0 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2024: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. There were no additions, disposals or impairments related to these assets in 2025 (2024: $nil). Consequently, there were no cash flows related to these assets for the year ended December 31, 2025 (2024: $nil).

[2] Largely reflects the acquisition of the Arthur gold project ($255.8 million), the Minera Florida royalties ($23.1 million), the Sierra Sun Streams ($35.4 million), the Tres Quebradas lithium project GR royalty ($28.7 million) and the additional 1.5% GR royalty on the Johnson Camp Mine ($4.0 million).

[3] Largely reflects the disposal of the El Mochito stream ($18.9 million).

[4] Largely reflects the acquisition of the Agbaou stream ($19.9 million), Bonikro stream ($26.5 million), an additional Tamarack royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).

[5] Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation stream ($18.7 million) and other royalty interests ($4.4 million).

12. IMPAIRMENTS OF STREAMS, ROYALTIES AND OTHER INTERESTS

In accordance with the Company's accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends and (iv) other relevant operator information.

Impairments in the carrying value of each CGU are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of FVLCD and VIU, which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in "Impairment charges and expected credit losses" in the consolidated statements of comprehensive income.

For the years ended December 31, 2025 and 2024, Triple Flag recorded the following impairment reversals, charges and expected credit losses in the consolidated statements of comprehensive income:

For the years ended December 31,		2025		2024
Mineral interest impairment charges				
Nevada Copper	**$**	**–**	$	(83,920)
Elevation Gold		**–**		(18,688)
Other		**–**		(4,438)
Impairment reversals (charges) and expected credit losses				
Nevada Copper		**–**		(20,197)
Elevation Gold		**4,300**		(21,380)
Other		**–**		589
Total impairment reversals (charges) and expected credit losses	**$**	**4,300**	$	(148,034)

Nevada Copper

Triple Flag acquired a 95% fixed ratio gold and silver stream (amended to 97.5% in 2020) on the Pumpkin Hollow underground mine, operated by Nevada Copper Corp. (**"Nevada Copper"**) in 2018. As at December 31, 2023, Triple Flag also had a Tranche A-2 secured loan receivable from Nevada Copper in the amount of $11.8 million, which carried interest at the Secured Overnight Financing Rate plus an adjustment spread and a fixed margin which would have matured on July 31, 2029, and could be repaid prior to maturity with no penalty.

Nevada Copper experienced financial distress and filed for Chapter 11 bankruptcy in June 2024. As a result, Triple Flag conducted an impairment analysis and concluded that the recoverable amount of the Pumpkin Hollow stream and loan was $nil, resulting in a $104.1 million impairment charge for the year ended December 31, 2024. Although the stream was eliminated with no material recovery after the Pumpkin Hollow asset sale, Triple Flag's royalty interests in other projects at Pumpkin Hollow remained intact and unimpaired.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project (the **"Pumpkin Hollow Royalties"**). Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios and relevant contractual rights of the royalty agreements at a discount rate of 5%. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag's royalty interests in the consolidated statements of comprehensive income.

Concurrent with the Chapter 11 process, a sale process in accordance with Section 363 of the U.S. Bankruptcy Code was initiated by Nevada Copper. On August 9, 2024, Nevada Copper entered into an asset purchase agreement with an affiliate of Kinterra Capital Corp. (the **"buyer"**), pursuant to which the buyer agreed to purchase substantially all of the assets of Nevada Copper and its subsidiaries. The transaction was approved by order of the United States Bankruptcy Court, entered on September 27, 2024. The transaction closed on October 9, 2024, the stream was eliminated upon the acquisition and Triple Flag did not recover a material amount from the sales proceedings. The Pumpkin Hollow Royalties were unaffected by the conclusion of the Chapter 11 sale process.

Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023, Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrued interest at an interest rate of 10% per annum and was repayable on or before February 28, 2025.

Elevation Gold reported on July 30, 2024 that it had filed an application for creditor protection under the CCAA and proceeded with an interim cessation of active mining from the open pit at the Moss mine. Triple Flag conducted an impairment analysis and concluded that the recoverable amount of the Moss stream and loans was $nil, resulting in a $40.1 million impairment and credit loss charge in the year ended December 31, 2024.

During the year ended December 31, 2025, Triple Flag recorded a reversal of impairment losses amounting to $4.3 million, relating to the previous impairments taken on the Elevation Gold loan receivables, following a recovery under a formal CCAA process. The impairment reversal was recognized in profit or loss under "Impairment (reversal) charges and expected credit losses".

13. AMOUNTS PAYABLE AND OTHER LIABILITIES

As at December 31,		2025		2024
Stock-based compensation (Note 19)	$	15,723	$	4,923
Accrued liabilities[1]		13,760		14,792
Amounts payable[2]		5,082		2,846
Accrued interest[3]		508		529
Total amounts payable and other liabilities	$	35,073	$	23,090

[1] Accrued liabilities include accruals for the annual short-term incentive plan and services performed as well as an accrual for the ASPP (2025 and 2024: $8.0 million).

[2] Amounts payable include a balance of $1.5 million to settle a review of past transactions with Evolution Mining Limited (**"Evolution"**), operator of the Northparkes mine, which was paid in January 2026. A further amount of $8.8 million was paid during the year ended December 31, 2025 and has been included in "other expenses" in the consolidated statements of comprehensive income for the year ended December 31, 2025 (2024: $nil).

[3] Accrued interest represents interest and standby charges accrued on the Company's credit facility (the **"Credit Facility"**).

14. DEBT

As at December 31,		2025		2024
Debt opening balance	$	–	$	57,000
Drawdowns		113,000		63,000
Repayments		(113,000)		(120,000)
Debt closing balance	$	–	$	–

REVOLVING CREDIT FACILITY

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company under a General Security Agreement.

Advances under the Credit Facility can be drawn as follows:

- Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.45% and 1.75% per annum (December 31, 2024: 0.75% and 1.75% per annum) depending upon the Company's leverage ratio; or

- Secured overnight financing rate (**"SOFR"**) loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.45% and 2.75% per annum (December 31, 2024: 1.75% and 2.75% per annum), depending on the Company's leverage ratio.

As at December 31, 2025, the debt balance on the Credit Facility was $nil (2024: $nil). Finance costs for the year ended December 31, 2025 were $4.0 million (2024: $5.5 million), including interest charges, standby fees and debt issuance cost. Standby fees range from 0.29% to 0.40% per annum (2024: 0.39% to 0.62% per annum) depending on the Company's leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios. As at December 31, 2025, all such ratios and requirements were met.

15. OPERATING EXPENSES BY NATURE[1]

For the years ended December 31,	2025	2024
Employee costs[2,3]	$ 26,943	$ 16,144
Office, insurance and other expenses	4,177	5,171
Professional services[3]	4,980	3,845
Total general administration and business development costs	$ 36,100	$ 25,160

[1] Includes general administration costs and business development costs.

[2] Includes stock-based compensation expense of $18.4 million (2024: $4.3 million), of which $12.5 million (2024: $1.5 million) related to mark-to-market adjustments as a result of increases in the Company's share price over the respective periods.

[3] Certain costs have been presented within business development costs due to their nature.

16. FINANCE COSTS, NET

For the years ended December 31,	2025	2024
Interest expense – debt and lease obligation	$ 4,217	$ 5,618
Interest income	(758)	(545)
Total finance costs, net	$ 3,459	$ 5,073

17. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Mineral interests

The following table summarizes the Company's commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the applicable metal purchase and sale agreements and prepaid gold interest agreements:

Mineral interest	Commodity	Inception date	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	100%	Lesser of $650 and spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	3%[8]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	3%[9]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	5%	10% of spot	Life of mine

Prepaid gold interests

Auramet	Gold	Jan. 19, 2023	1,250 ounces per quarter	16% of spot	Commercial conditions milestones[10]

[1] 65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

[2] 25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.

[3] 50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.

[4] The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine's total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project's production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to $65.0 million.

[5] The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

[6] 70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.

[7] 54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.

[8] 3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.

[9] 3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

[10] On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

KEMESS

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront, staged deposit of $45.0 million and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from Kemess and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four instalments: $10.0 million upon a construction decision, $10.0 million on the first anniversary of the initial payment and two $12.5 million payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

18. RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries and key management personnel. During the normal course of operations, the Company enters into transactions with its subsidiaries for services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

The Company's related parties are its key management personnel and its Directors, as well as Triple Flag Mining Aggregator S.à r.l. (**"Aggregator"**). Aggregator owns a majority of the issued and outstanding common shares of the Company and is controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31,		2025		2024
Total salaries and short-term employee benefits[1]	$	8,495	$	11,857
Stock-based compensation[2]		18,449		4,287
	$	26,944	$	16,144

[1] Includes salary, benefits and bonuses earned in the period.

[2] Represents stock options, restricted share units, performance share units and deferred share units.

19. STOCK-BASED COMPENSATION

STOCK OPTIONS

Under the Company's SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board. The exercise price is the higher of the fair market value of a common share as of the grant date or the volume weighted average trading price of the common shares on the NYSE for the five trading days immediately prior to the applicable date on which the stock option is granted. Stock options vest equally in annual instalments over three years and have a seven-year expiry.

As at December 31, 2025, 1,134,697 (2024: 1,563,467) stock options were outstanding. The options are expected to expire seven years after the grant date. No options were granted in 2025 or 2024. The options granted in 2023 have an exercise price of $13.73 per share.

Compensation expense for stock options was $0.3 million in 2025 (2024: $0.4 million) and is presented as a component of employee costs within operating expenses. As at December 31, 2025, 957,778 options (2024: 972,370) were available to be exercised.

EMPLOYEE STOCK OPTION ACTIVITY

	2025		2024	
	Options	Average exercise price	Options	Average exercise price
At January 1,	1,563,467	$ 13.17	3,957,362	$ 13.17
Exercised	(428,770)	13.10	(1,850,957)	13.06
Forfeited	–	–	(542,938)	13.37
At December 31,	1,134,697	$ 13.30	1,563,467	$ 13.24

EMPLOYEE STOCK OPTIONS OUTSTANDING

At December 31, 2025	Non-exercisable		Exercisable
Exercise price	Options	Years until fully vested	Options
$13.00	–	0.3	675,651
$13.73	176,919	0.3	282,127
	176,919		957,778

As at December 31, 2025, there was $nil (2024: $0.3 million) of total unrecognized compensation cost relating to stock options.

RESTRICTED SHARE UNITS, PERFORMANCE SHARE UNITS AND DEFERRED SHARE UNITS

During the year ended December 31, 2025, 161,577 RSUs (2024: 197,688) were awarded to employees of the Company. The RSUs granted in 2023 have a 36-month cliff vesting period while the 2024 and 2025 RSU grants vest over a period of 36 months in three equal tranches, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company's stock-based compensation expense is an amount of $3.0 million (2024: $0.9 million) relating to RSU vesting expense. As at December 31, 2025, there was $3.4 million (2024: $2.3 million) of total unrecognized stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a period of two years. The RSU expense is a non-cash general administration expense. The value of the RSU liability as at December 31, 2025 was $9.1 million (2024: $2.7 million), of which $6.3 million (2024: $1.2 million) is current.

During the year ended December 31, 2025, the Company granted 148,164 (2024: 166,971) PSUs to employees of the Company. The PSUs will cliff vest over a period of 36 months from the grant date, with additional PSUs credited to reflect dividends paid over the vesting period. Included in the Company's stock-based compensation expense is an amount of $1.9 million (2024: $0.4 million) relating to PSU vesting expense. As at December 31, 2025, there was $2.4 million (2024: $1.9 million) of total unrecognized stock-based compensation expense relating to unvested PSUs granted, which is expected to be recognized over a period of two years. The PSU expense is a non-cash general administration expense. The value of the PSU liability as at December 31, 2025 was $5.1 million (2024: $0.5 million), of which $nil is current (2024: $nil).

During the year ended December 31, 2025, 30,012 DSUs (2024: 57,728) were granted to the Company's non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. The mark-to-market adjustment recorded for the year ended December 31, 2025 in respect of the DSU Plan resulted in an increase in the DSU liability of $5.1 million (2024: $0.3 million). The value of the DSU liability as at December 31, 2025 was $9.4 million (2024: $3.8 million), all of which is current.

20. INCOME TAXES

A.   INCOME TAX EXPENSE

For the years ended December 31,		2025		2024
Current income tax expense	$	9,640	$	10,121
Deferred tax expense		19,713		193
Income tax expense	$	29,353	$	10,314

For the years ended December 31,		2025		2024
Tax expense related to continuing operations				
Current				
Canada	$	144	$	—
International		9,496		10,121
		9,640		10,121
Deferred				
Canada		20,319		(1,291)
International		(606)		1,484
		19,713		193
Income tax expense	$	29,353	$	10,314

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company's weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31,		2025		2024
Earnings (loss) before income taxes	$	269,358	$	(12,770)
At 26.5% statutory rate	$	71,380	$	(3,384)
Tax effects of:				
Differences in foreign statutory tax rates		(44,558)		(5,936)
Temporary difference subject to Initial Recognition Exemption		3,107		3,717
Deferred tax asset not recognized		1,537		7,928
Income/expenses not taxed		156		5,533
Adjustments in respect to prior year		(1,336)		1,293
Impact of foreign exchange on deferred tax balance		(541)		724
Other		(392)		439
Income tax expense	$	29,353	$	10,314

B.   DEFERRED INCOME TAX

The significant components of deferred income tax assets and liabilities as at December 31, 2025 and 2024, respectively, were as follows:

SUMMARY OF DEFERRED INCOME TAX ASSETS AND LIABILITIES

For the years ended December 31,		2025		2024
Deferred tax assets				
Non-capital loss carry-forwards	$	28,979	$	21,897
Stream and other assets		6,298		6,915
		35,277		28,812
Deferred tax liabilities				
Royalties and other assets		(49,479)		(23,300)
		(14,201)		5,512
Classification				
Non-current assets		5,870		8,446
Non-current liabilities		(20,071)		(2,934)
	$	(14,201)	$	5,512

MOVEMENT IN NET DEFERRED TAXES

For the years ended December 31,		2025		2024
Balance, beginning of the year	$	5,512	$	5,705
Recognized in profit and loss		(19,713)		(193)
Balance, end of year	$	(14,201)	$	5,512

Changes in deferred tax assets and liabilities have been recorded in net earnings for all periods presented.

NON-CAPITAL LOSSES

Non-capital losses (**"NCLs"**) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2038 and 2045, as follows:

Year of Expiry	2038 to 2040	2041 to 2042	2043 to 2044	Total
NCLs	$ 31,430	$ 12,220	$ 43,467	$ 87,117

21. OTHER NON-CURRENT LIABILITIES

As at December 31,	2025	2024
Stock-based compensation (Note 19)	$ 7,879	$ 2,019
Other non-current liabilities	280	807
Total other non-current liabilities	$ 8,159	$ 2,826

22. SHAREHOLDERS' EQUITY

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As at December 31, 2025, the share capital comprised 206,531,806 common shares with no par value and nil preferred shares.

	Number of common shares	Share capital
Balance at December 31, 2023	**201,353,962**	**$ 1,749,180**
Exercise of stock options	473,081	(163)
NCIB purchase of common shares and ASPP	(615,200)	(4,676)
Balance at December 31, 2024	**201,211,843**	**$ 1,744,341**
Exercise of stock options	204,634	(1,253)
Shares issued to Orogen shareholders	5,633,629	125,311
NCIB purchase of common shares and ASPP	(518,300)	(3,576)
Balance at December 31, 2025	**206,531,806**	**$ 1,864,823**

In November 2025, Triple Flag received approval from the TSX to renew its NCIB. Under the NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its common shares from time to time in accordance with the rules and procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026. Daily purchases will be limited to 43,278 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2025 to October 31, 2025, except where purchases are made in accordance with the "block purchase exemption" of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled.

For the year ended December 31, 2025, the Company purchased 518,300 (2024: 615,200) of its common shares under the NCIB for $9.0 million (2024: $8.9 million), of which $4.5 million (2024: $5.3 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP during the self-imposed blackout periods over the reporting period.

DIVIDENDS

In 2025, the Company declared and paid dividends totaling $45.8 million ($0.0550 per share in the first and second quarters and $0.0575 per share in the third and fourth quarters). For the year ended December 31, 2024, the Company declared and paid dividends totaling $43.3 million ($0.0525 per share in the first and second quarters and $0.0550 per share in the third and fourth quarters). For the year ended December 31, 2025, no common shares were issued from treasury for participation in the Dividend Reinvestment Plan (2024: nil).

23. CAPITAL MANAGEMENT

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2025, the Company expects its capital resources and projected future cash flows from operations to be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section in Note 25 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all of the covenants under the Credit Facility (refer to Note 14) as at December 31, 2025.

24. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), prepaid gold interests and other, investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company's financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable held at amortized cost. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $21.5 million as at December 31, 2025 (2024: $16.0 million).

The expected credit loss for the loans receivable at amortized cost is measured based on the general approach. The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment. The application of the expected credit loss model did not have a significant impact on the Company's loan receivables as at December 31, 2025 because the Company did not have loans receivable at amortized cost for the year ended December 31, 2025.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 10b for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities (excluding stock-based compensation liabilities) and debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2025 and December 31, 2024 were as follows:

As at December 31, 2025	FVTPL		Financial assets at amortized cost		Financial liabilities at amortized cost
Cash and cash equivalents	$	–	$	71,284	$ –
Amounts receivable (excluding value added taxes and prepaid expenses)		–		21,543	–
Prepaid gold interests and other		91,015		–	–
Investments		17,421		–	–
Loan receivable		3,118		–	–
Amounts payable and other liabilities (excluding stock-based compensation)		–		–	19,350
Total	$	111,554	$	92,827	$ 19,350

As at December 31, 2024	FVTPL		Financial assets at amortized cost		Financial liabilities at amortized cost
Cash and cash equivalents	$	–	$	36,245	$ –
Amounts receivable (excluding value added taxes and prepaid expenses)		–		16,022	–
Prepaid gold interests and other		49,539		–	–
Investments		3,010		–	–
Loan receivable		1,784		–	–
Amounts payable and other liabilities (excluding stock-based compensation)		–		–	18,167
Total	$	54,333	$	52,267	$ 18,167

25. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

A. CURRENCY RISK

As the Company evaluates potential mining interests across the globe, some of the Company's financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company's assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price, to fund corporate activities and facilitate payments.

B. INTEREST RATE RISK

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility, which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges. An increase of 1% in interest rates would have resulted in a decrease in net earnings of $0.4 million (2024: $0.4 million).

C. CREDIT RISK

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's royalty receivables, loans receivable, cash and cash equivalents, short-term investments and prepaid gold interests.

The Company's metals received from the various mineral interests and prepaid gold interests are sold to a third-party customer and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue loans receivable amounts, with management being proactively involved in discussions with counterparties to whom loans are provided. Furthermore, the Company reviews the recoverable amount of each loan receivable on an individual basis at the end of the reporting period to ensure that an adequate loss allowance is made where management determines there to be an expected credit loss.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of non-payment by the third party to cover the net book value of the other receivables.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2025, the Company's cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum A1/P1 rating.

D. LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows and debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flows from royalties and the sale of metal credits will be sufficient to fund its anticipated operating cash requirements for the next 12 months.

Below is a maturity analysis of the Company's undiscounted financial liabilities and contractual obligations:

As at December 31, 2025		Total		Less than one year		One to three years		After three years
Amounts payable and other liabilities	$	35,073	$	35,073	$	—	$	—
Lease obligation		1,619		463		799		357
Total	$	36,692	$	35,536	$	799	$	357

As at December 31, 2024		Total		Less than one year		One to three years		After three years
Amounts payable and other liabilities	$	23,090	$	23,090	$	—	$	—
Lease obligation		1,961		419		865		677
Total	$	25,051	$	23,509	$	865	$	677

E. COMMODITY PRICE RISK

The profitability of the Company's operations and mineral interests relates primarily to the market price and outlook for gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macroeconomic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company's mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company's operations and acquisition opportunities, and significantly erode shareholder value.

An increase/decrease of 10% in the price of gold and silver, the Company's two largest net revenue sources, would result in an increase/decrease in net earnings of approximately $19.9 million (2024: $14.2 million) and $11.5 million (2024: $8.9 million), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

26. REVENUE

Revenue is comprised of the following:

For the years ended December 31,		2025		2024
Revenue from contracts with customers				
Stream and related interests				
Gold	$	164,139	$	108,143
Silver		144,970		96,584
Other		–		842
Royalty interests		79,595		62,050
Revenue – other		–		1,372
Total revenues	$	**388,704**	$	268,991

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

For the years ended December 31,		2025		2024
Revenue from contracts with customers				
Stream and related interests				
Northparkes	$	109,653	$	64,636
Cerro Lindo		92,601		69,876
Buriticá		21,808		16,352
El Mochito		19,727		274
Impala Bafokeng		18,583		13,998
Auramet		17,844		11,919
Bonikro		10,759		7,335
Agbaou		9,457		4,731
La Colorada		4,516		3,344
ATO		2,690		10,706
Other		1,471		2,398
	$	309,109	$	205,569
Royalty Interests				
Beta Hunt	$	17,710	$	11,605
Fosterville		11,411		9,907
Young-Davidson		8,384		6,397
Camino Rojo		7,706		6,732
Florida Canyon		7,125		4,959
Agbaou		6,750		2,975
Kensington		4,484		6,715
Stawell		4,062		3,337
Henty		3,191		1,639
Eagle River		1,868		997
Minera Florida		999		–
Other		5,905		6,787
	$	79,595	$	62,050
Revenue from contracts with customers	$	**388,704**	$	267,619
Revenue – other	$	**–**	$	1,372
Total revenues	$	**388,704**	$	268,991

During the year ended December 31, 2025, sales to one financial institution accounted for 85% of the Company's revenue (2024: 64%). The Company would not be materially affected should this financial institution cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

27. SEGMENT DISCLOSURE

The Company's business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests, and royalties. The Company's chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and related interests and royalties are determined by the location of the mining operations giving rise to the stream and related interests or royalties.

For the years ended December 31, 2025 and 2024, stream and related interests and royalty revenues were mainly earned from the following jurisdictions:

REVENUE BY GEOGRAPHY

For the years ended December 31,		2025		2024
Australia	$	146,027	$	94,095
Peru		93,184		70,509
Other Latin America		53,415		27,212
Africa and Asia		49,837		39,746
United States		29,950		26,520
Canada		16,291		10,909
Total revenues	$	**388,704**	$	268,991

As at December 31, 2025 and 2024, non-current assets were located in the following jurisdictions:

As at December 31,		2025		2024
Australia	$	579,034	$	607,194
United States		552,435		297,232
Canada		251,928		236,536
South Africa		127,171		130,860
Peru		108,390		90,036
Côte d'Ivoire		90,552		101,468
Mexico		62,227		66,376
Chile		54,671		32,391
Colombia		40,488		43,145
Guatemala		24,900		24,900
Mongolia		17,350		17,350
Other		51,535		46,846
Total non-current assets	$	**1,960,681**	$	1,694,334

28. CHANGES IN WORKING CAPITAL

For the years ended December 31,		2025		2024
Increase in amounts receivable and other assets	$	(5,238)	$	(2,737)
Increase in inventory[1]		(569)		(1,128)
Increase in amounts payable and other liabilities[2]		15,209		3,639
Change in working capital	$	9,402	$	(226)

[1] Excludes depletion.

[2] Includes mark-to-market adjustments on stock-based compensation and DSUs as a result of increases in the Company's share price.

29. EARNINGS PER SHARE – BASIC AND DILUTED

For the years ended December 31,		2025			2024	
		Basic	Diluted		Basic	Diluted
Net earnings (loss)	$	240,005	$ 240,005	$	(23,084)	$ (23,084)
Weighted average shares outstanding		203,618,559	204,071,985		201,304,234	201,304,234
Earnings (loss) per share	$	1.18	$ 1.18	$	(0.11)	$ (0.11)

30. SUBSEQUENT EVENTS

INVESTMENT IN THE NORTHPARKES E44 DEPOSIT

On February 10, 2026, Triple Flag International Ltd. (**"TFI"**), a wholly owned subsidiary of Triple Flag Precious Metals Corp., and Evolution entered into an agreement whereby TFI will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries to Triple Flag. Under the terms of the agreement, TFI will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. TFI's existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 Gold Deposit. The transaction is expected to be funded during the fourth quarter of 2026.



EXECUTIVE MANAGEMENT

Triple Flag Precious Metals

Sheldon Vanderkooy, CEO and Director

James Dendle, COO

Eban Bari, CFO

Warren Beil, VP and General Counsel

David Lee, VP, Investor Relations

Andrew McLarty, VP, Corporate Development

Triple Flag International

Fraser Cunningham, Managing Director

Steve Botts, VP, Sustainability

Leshan Daniel, Managing Director, Finance

DIRECTORS

Dawn Whittaker, Chair

Susan Allen, Director and Chair of the Audit & Risk Committee

Peter O'Hagan, Director and Chair of the Compensation & Talent Committee

Tim Baker, Director and Chair of the Governance & Sustainability Committee

Mark Cicirelli

Sheldon Vanderkooy, CEO and Director

Blake Rhodes

Geoff Burns

Elizabeth Wademan

TRIPLEFLAG
PRECIOUS METALS

Triple Flag Precious Metals Corp.
TD Place
161 Bay Street, Suite 4535
Toronto, ON, Canada M5J 2S1

Triple Flag International Ltd.
Cumberland House, 5th Floor
1 Victoria Street
Hamilton HM 11, Bermuda

Common Share Listings
Toronto Stock Exchange: TFPM
New York Stock Exchange: TFPM

Auditors
PricewaterhouseCoopers LLP
Toronto, Canada

Transfer Agent
Computershare Investor
Services Inc.
320 Bay Street, 14th Floor
Toronto, ON, Canada M5H 4A6
Toll Free: (800) 564-6253
Tel: +1 (416) 263-9200
service@computershare.com

Investor Relations
David Lee
Vice President, Investor Relations
ir@tripleflagpm.com

TRIPLEFLAGPM.COM